Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG:

BRE LANDMARK PARENT L.P.,

BRE LANDMARK L.P.,

BRE LANDMARK ACQUISITION L.P.,

LASALLE HOTEL PROPERTIES

and

LASALLE HOTEL OPERATING PARTNERSHIP, L.P.

Dated as of May 20, 2018

i

ii

Exhibit A – Form of Company Counsel Tax Opinion

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of May 20, 2018, by and among: BRE Landmark Parent L.P., a Delaware limited partnership (“Parent”); BRE Landmark L.P., a Delaware limited partnership (“Merger Sub”); BRE Landmark Acquisition L.P., a Delaware limited partnership (“Merger OP” and, collectively with Parent and Merger Sub, the “Parent Parties”); LaSalle Hotel Properties, a Maryland real estate investment trust (the “Company”) and LaSalle Hotel Operating Partnership, L.P., a Delaware limited partnership and whose sole general partner is the Company (the “Operating Partnership” and, together with the Company, the “Company Parties”).  Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in Section 1.1.

RECITALS

A.            BRE Landmark LLC, a Delaware limited liability company (“Merger Sub GP”), as the sole general partner of Merger Sub has approved this Agreement and determined that it is advisable and in the best interests of Merger Sub and its limited partner to enter into this Agreement and consummate the merger of the Company with and into Merger Sub (the “Company Merger”), with Merger Sub surviving the Company Merger as a wholly-owned Subsidiary of Parent pursuant to the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and the Maryland REIT Law, as amended (the “MRL”), pursuant to which each outstanding common share of beneficial interest, par value $0.01 per share, of the Company (the “Company Common Shares”) (other than Excluded Shares) shall be converted into the right to receive cash as set forth herein, upon the terms and conditions of this Agreement.

B.            The board of trustees of the Company (the “Company Board”) has unanimously (a) approved this Agreement, the Mergers and the other Transactions, (b) determined that this Agreement, the Mergers and the other Transactions are advisable and in the best interests of the Company, its shareholders and the limited partners of the Operating Partnership and (c) resolved to recommend that its shareholders approve the Company Merger.

C.            Each of the Company, as the sole general partner of the Operating Partnership and BRE Landmark Acquisition LLC, a Delaware limited liability company (“Merger OP GP”), as the sole general partner of Merger OP have approved this Agreement and determined that it is advisable and in the best interests of their respective limited partners to consummate the merger of Merger OP with and into the Operating Partnership (the “Partnership Merger” and, together with the Company Merger, the “Mergers”), with the Operating Partnership surviving the Partnership Merger in accordance with the DRULPA, pursuant to which each outstanding common unit of the Operating Partnership (the “Partnership Common Units”) (other than Excluded Units) shall be converted into the right to receive cash as set forth herein, upon the terms and conditions of this Agreement.

D.            Concurrently with the execution and delivery of this Agreement, and as an inducement to the Company Parties’ willingness to enter into this Agreement, the Sponsor (as defined below) is entering into a guarantee in favor of the Company (the “Guarantee”), with respect to certain obligations of the Parent Parties under this Agreement.

E.            Concurrently with the execution and delivery of this Agreement, and as an inducement to each party’s willingness to enter into this Agreement, Blackstone Real Estate Partners VIII L.P. (the “Sponsor”) is entering into an equity financing commitment letter in favor of Parent (the “Equity Commitment Letter”), pursuant to which the Sponsor has committed, subject to the terms and conditions therein, to invest in Parent the amounts set forth therein.

F.             Merger Sub GP, in its capacity as the sole general partner of Merger Sub, and Merger OP GP, in its capacity as the sole general partner of Merger OP, have taken all actions required for the execution of this Agreement by Merger Sub and Merger OP and to adopt and approve this Agreement and to approve the consummation by Merger Sub and Merger OP of the Mergers, as applicable.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.1  Definitions.

(a)           As used herein, the following terms have the following meanings:

“1964 Civil Rights Acts” means the Civil Rights Act of 1964.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms no more favorable in any material respect to the counterparty thereto than the terms of the Confidentiality Agreement; provided, however, that such confidentiality agreement may contain provisions that permit the Company to comply with the provisions of Section 5.2.

“Acquired Companies” means the Company and each of its Subsidiaries, including, for the avoidance of doubt, the Operating Partnership, collectively.

“Acquisition Inquiry” means an inquiry, indication of interest or request for information or discussions from a Third Party that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.

“Acquisition Proposal” means any proposal or offer from any Third Party relating to, in a single transaction or series of related transactions: (i) any direct or indirect acquisition or issuance (whether by merger, consolidation or otherwise) of twenty percent (20%) or more of any class of the equity interests in the Company (by vote or by value) or twenty percent (20%) or more of any class of the equity interests in the Operating Partnership (by vote or by value) by any Third Party; (ii) any merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction that would result in any Third Party acquiring assets (including capital stock of or interest in any Subsidiary or Affiliate of the Company) representing, directly or indirectly, twenty percent (20%) or more of the consolidated assets of the Acquired

Companies, taken as a whole (as determined on a book-value basis (including Indebtedness secured solely by such assets)); (iii) the acquisition (whether by merger, consolidation, equity investment, share exchange, joint venture or otherwise) by any Third Party, directly or indirectly, of any class of equity interest in any Entity that holds assets representing, directly or indirectly, twenty percent (20%) or more of the consolidated assets of the Acquired Companies, taken as a whole (as determined on a book-value basis (including Indebtedness secured solely by such assets)); (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Third Party beneficially owning twenty percent (20%) or more of the outstanding Company Common Shares (or any class of voting securities of the Company) or twenty percent (20%) or more of the outstanding equity interests in the Operating Partnership; (v) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company (vi) any other transaction or series of related transactions pursuant to which any Third Party proposes to acquire control of assets of any Acquired Company having a fair market value equal to or greater than twenty percent (20%) of the fair market value of all of the assets of the Acquired Companies, taken as a whole, immediately prior to such transaction or (vii) any combination of the foregoing.

“ADA” means the Americans with Disabilities Act.

“ADEA” means the Age Discrimination in Employment Act.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by Law or executive order to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each “employee benefit plan”, as defined in Section 3(3) of ERISA, and each other benefit arrangement, including share bonus, share purchase, share option, restricted shares, share appreciation right or other equity or equity-based, deferred-compensation, employment, consulting, retirement, welfare-benefit, bonus, incentive, commission, change in control, retention, severance, separation, vacation, paid time off, or fringe benefit or other benefit or compensation plan, policy, program, Contract, arrangement or agreement sponsored, maintained or contributed or required to be contributed to by the Acquired Companies or any ERISA Affiliate or with respect to which any Acquired Company or any ERISA Affiliate has any Liability.

“Company Bylaws” means the Fourth Amended and Restated Bylaws of the Company, as in effect as of the date hereof, including any amendments.

“Company Compensatory Award” means each Deferred Share Award, Performance Award and Company Restricted Share.

“Company Declaration of Trust” means the Company’s Articles of Amendment and Restatement of Declaration of Trust (including all articles of amendment and articles supplementary).

“Company Disclosure Schedule” means the Company Disclosure Schedule dated the date hereof and delivered by the Company to Parent prior to or simultaneously with the execution of this Agreement.

“Company Equity Incentive Plan” means each of the Company’s 1998 Share Option and Incentive Plan, the Company’s 2009 Equity Incentive Plan and the Company’s 2014 Equity Incentive Plan, in each case, including any amendments.

“Company Intellectual Property Assets” means all Intellectual Property Assets owned by the Acquired Companies.

“Company Material Adverse Effect” means, with respect to the Company Parties, any Effect that has had or would reasonably be expected to have a material adverse effect on (I) the business, financial condition, assets or results of operations of the Acquired Companies, taken as a whole or (II) the ability of the Company Parties to timely consummate the Mergers prior to the End Date; provided that, for purposes of clause (I), in no event shall any of the following, alone or in combination, or any Effect to the extent any of the foregoing results from any of the following, be taken into account in determining whether there shall have occurred a Company Material Adverse Effect: (i) changes in the Company’s share price or trading volume; (ii) any failure by the Company to meet, or changes to, published revenue, earnings or other financial projections, or any failure by the Company to meet any internal budgets, plans or forecasts of revenue, earnings or other financial projections, in and of itself (provided, that the exception in this clause (ii) and in clause (i) shall not in any way prevent or otherwise affect a determination that any Effect underlying such failures has resulted in, or contributed to, a Company Material Adverse Effect); (iii) changes in general business, economic or political conditions in the United States or any other country or region in the world; (iv) conditions in the financial, credit, banking, capital or currency markets in the United States or any other country or region in the world, or changes therein, including (A) changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (v) changes in conditions in the industries in which the Acquired Companies conduct business, including changes in conditions in the real estate industry generally or the lodging industry generally; (vi) changes in political conditions in the United States or any other country or region in the world; (vii) acts of hostilities, war, sabotage or terrorism, including cyber-terrorism (including any outbreak, escalation or general worsening of any such acts) in the United States or any other country or region in the world; (viii)

earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural or man-made disasters or acts of God or weather conditions in the United States or any other country or region in the world, or any escalation of the foregoing; (ix) the entry into or the announcement, pendency or performance of this Agreement or the Transactions or the consummation of any Transactions, including (A) the identity of Parent and its Affiliates, (B) by reason of any communication by Parent or any of its Affiliates regarding the plans or intentions of Parent with respect to the conduct of the business of the Acquired Companies following the Closing, (C) the failure to obtain any Third Party consent in connection with the Transactions, and (D) the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, franchisors, managers, lenders, suppliers, vendors, business partners, employees or any other Persons; (x) (A) any action taken, or failure to take action, in each case to which Parent has in writing expressly approved, consented to or requested, (B) the taking of any action expressly required by this Agreement or (C) the failure to take any action expressly prohibited by this Agreement; (xi) changes in Law, regulation or other legal or regulatory conditions (or the interpretation thereof); (xii) changes in GAAP or other accounting standards (or the interpretation thereof); and (xiii) any claim or Legal Proceeding asserted or commenced by or on behalf of any of the current or former shareholders or equityholders of the Company or any Subsidiary of the Company (or on behalf of the Company or any Subsidiary of the Company, but in any event only in their capacities as current or former shareholders or equityholders) arising out of this Agreement or the Mergers; provided that, in each of the foregoing clauses (iii), (iv), (v), (vi), (vii), (viii) (xi) and (xii), such effects referred to therein may be taken into account to the extent that the Company is disproportionally affected relative to other companies in the United States in the industry in which the Acquired Companies operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect; provided, further, that clause (ix) shall not apply to the use of Company Material Adverse Effect in Section 3.18 (or Section 6.2(a) as it relates to Section 3.18).

“Company Preferred Shares” means the Company Series I Preferred Shares and the Company Series J Preferred Shares.

“Company Real Property” means, collectively, the Owned Real Property and the Ground Leased Real Property.

“Company Series I Preferred Shares” means the 6.375% Series I Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Company.

“Company Series J Preferred Shares” means the 6.3% Series J Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Company.

“Company Termination Fee” means an amount equal to $112,000,000.

“Confidentiality Agreement” means the Confidentiality Agreement, between the Company and Blackstone Real Estate Advisors L.P., dated as of April 10, 2018.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, mortgage, indenture, deed of trust, debenture, note, option,

warrant, warranty, purchase order, license, Permit, franchise, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Davis Bacon Act” means the Davis-Bacon Act of 1931.

“Effect” means any effect, change, event, occurrence, circumstance or development.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Entity).

“Environmental Claims” means any Legal Proceedings or Orders alleging potential responsibility or Liability arising out of (a) the presence, release or threatened release of any Hazardous Materials at any location or (b) any violation or alleged violation of any Environmental Law.

“Environmental Law” means any Law concerning pollution or protection of the environment, including any Law relating to the manufacture, handling, transport, use, treatment, storage, disposal or release of any harmful or deleterious material.

“Environmental Permits” means all Permits issued or required under applicable Environmental Law.

“Equal Pay Act” means the Equal Pay Act of 1963.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any Entity, trade or business (whether or not incorporated) that is considered a single employer together with the Company or any ERISA Affiliate under ERISA Section 4001(b) or part of the same “controlled group” with the Company or any ERISA Affiliate for purposes of Code Section 414.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FLSA” means the Fair Labor Standards Act.

“FMLA” means the Family and Medical Leave Act.

“Franchise Agreement Documents” means any franchise, trademark or license agreement entered into by any of the Acquired Companies pursuant to which any Company Real Property is flagged under a hotel brand owned by any Third Party (each a “Franchise Company”), and each amendment, guarantee, license (whether with the Franchise Company or any Affiliate thereof) or other Contract related to such franchise agreement and entered into by any of the Acquired Companies, in each case that are material to any Company Real Property.

“GAAP” means United States generally accepted accounting principles.

“Government Official” means any officer or employee of a Governmental Entity, including state-owned Entities, or of a public organization or any Person acting in an official capacity for or on behalf of any Governmental Entity or public organization.

“Governmental Entity” means any federal, domestic, territorial, state or local governmental authority of any nature (including any government and any governmental agency, instrumentality, tribunal or commission, or any subdivision, department or branch of any of the foregoing) or body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Hazardous Materials” means all substances, materials or wastes that are defined or classified or regulated as hazardous, toxic, explosive or radioactive, as pollutants or contaminants, or any other terms of similar meaning, under Environmental Law, including petroleum or petroleum distillates, asbestos, radon, and polychlorinated biphenyls.

“Indebtedness” means, as to the Acquired Companies, without duplication, all (a) indebtedness of the Acquired Companies for borrowed money, (b) obligations of the Acquired Companies evidenced by notes, debentures or similar instruments, (c) obligations of the Acquired Companies under leases required to be treated as capitalized leases in accordance with GAAP, (d) obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction to the extent such letters of credit, banker’s acceptances or similar credit transactions have been drawn upon, (e) net obligations of the Acquired Companies in respect of interest rate, currency and other swaps, hedges or similar arrangements, (f) obligations of the Acquired Companies to guarantee any of the foregoing types of payment obligations on behalf of any Person other than the Acquired Companies and (g) all outstanding prepayment premium obligations of the Acquired Companies, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (a) through (e); provided that, for clarification, Indebtedness shall not include “trade debt” or “trade payables”. Notwithstanding the foregoing, Indebtedness does not include any intercompany obligations between or among the Acquired Companies which are wholly-owned.

“Intellectual Property Assets” means any and all of the following, as they exist throughout the world: (a) patents and patent applications of any kind (collectively, “Patents”); (b) rights in registered and unregistered trademarks, service marks, trade names, logos and Internet domain names, and registrations and applications for registration of any of the foregoing (collectively, “Marks”); (c) copyrights in both published and unpublished works, and all copyright registrations and applications (collectively, “Copyrights”); (d) rights under applicable trade secret Law in any information, including inventions, discoveries and invention disclosures (whether or not patented), compilations, programs, methods, strategies, techniques and processes, in each case that derives independent economic value, actual or potential, from not being generally known or readily ascertainable by others who can obtain economic value from its disclosure or use; and (e) any and all other intellectual property rights under applicable Law.

“IRS” means the Internal Revenue Service.

“Knowledge of the Company”, or “to the Company’s Knowledge”, whether or not capitalized, or any similar expression used with respect to the Company, means the actual knowledge of the individuals set forth in Part 1.1(a) of the Company Disclosure Schedule.

“Law” shall mean any federal, state, local or foreign statute, law, regulation, requirement, interpretation, Permit, license, approval, authorization, decision, directive, decree, rule, ruling, Order, ordinance, code, policy or rule of common law of any Governmental Entity, including any judicial or administrative interpretation thereof.

“Legal Proceeding” means any lawsuit, court action, arbitration or other proceeding.

“Liabilities” means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, those arising under any Contract or undertaking and those arising as a result of any act or omission.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, right of first refusal, preemptive right, community property right or other similar adverse restriction in respect of such property or asset.

“made available to Parent” means that such information, document or material was: (a) publicly available on the SEC EDGAR database prior to the execution of this Agreement; (b) delivered to Parent or Parent’s Representatives via electronic mail or in hard copy form prior to the execution of this Agreement; or (c) made available for review by Parent or Parent’s Representatives prior to the execution of this Agreement in the virtual data room maintained by the Company in connection with the Mergers.

“Management Agreement Documents” means the management agreements entered into by any of the Acquired Companies pursuant to which any Third Party hotel operator manages or operates any Company Real Property (each a “Management Company”) on behalf of any of the Acquired Companies and each amendment, guarantee, license or franchise agreement (whether with the Management Company or any Affiliate thereof) or other Contracts related to such management agreements and entered into by any of the Acquired Companies, in each case that are material to any Company Real Property.

“Material Company Lease” means any lease, sublease or occupancy agreement of real property (other than Ground Leases) under which any of the Acquired Companies is the tenant or subtenant or serves in a similar capacity, (a) providing for annual rentals of $250,000 or more or (b) demising more than 5,000 square feet of space, in each case other than agreements exclusively among the Acquired Companies.

“Material Space Lease” means any lease, sublease, license or occupancy agreement of real property (other than Ground Leases) under which any of the Acquired Companies is the landlord or sub-landlord or serves in a similar capacity, (a) providing for annual rentals of $250,000 or more or (b) demising more than 5,000 square feet of space, in each case other than agreements exclusively among the Acquired Companies.

“Most Recent Balance Sheet” means the consolidated balance sheet of the Acquired Companies as of March 31, 2018, and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

“NYSE” means the New York Stock Exchange.

“Order” means any writ, judgment, injunction, consent, order, decree, stipulation, award or executive order of or by any Governmental Entity.

“Organizational Documents” means, with respect to any Entity, (a) if such Entity is a corporation, such Entity’s certificate or articles of incorporation, by-laws and similar organizational documents, as amended and in effect on the date hereof, (b) if such Entity is a limited liability company, such Entity’s certificate or articles of formation and operating agreement, as amended and in effect on the date hereof, (c) if such Entity is a trust, such Entity’s declaration of trust, by-laws and similar organizational documents, as amended and in effect on the date hereof, and (d) if such Entity is a limited partnership, such Entity’s certificate of limited partnership, partnership agreement and similar organizational documents, as amended and in effect on the date hereof.

“Parent Material Adverse Effect” means, with respect to Parent, any Effect that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, is or would be reasonably likely to prevent or materially delay the abilities of the Parent Parties to consummate the Mergers.

“Parent-Related Parties” means, collectively, the Parent Parties, the Sponsor or any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, affiliates, successors or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate, successor or assignee of any of the foregoing.

“Parent Termination Fee” means an amount equal to $336,000,000.

“Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated as of April 29, 1998 among the Company and the other partners named therein, as amended by the First Amendment thereto, dated as of March 6, 2002, the Second Amendment thereto, dated as of September 30, 2003, the Third Amendment thereto, dated as of August 31, 2005, the Fourth Amendment thereto, dated as of August 22, 2005, the Fifth Amendment thereto, dated as of February 8, 2006, the Sixth Amendment thereto, dated November 17, 2006, the Seventh Amendment thereto, dated November 17, 2006, the Eighth Amendment thereto, dated April 15, 2009, the Ninth Amendment thereto, dated January 24, 2011, the Tenth Amendment thereto, dated March 4, 2013 and the Eleventh Amendment thereto, dated May 25, 2016.

“Partnership Preferred Units” means the Series I Preferred Units and the Series J Preferred Units in the Operating Partnership.

“Partnership Units” means the Partnership Common Units and the Partnership Preferred Units.

“Permitted Liens” means (i) Liens disclosed on the Most Recent Balance Sheet (ii) Liens for Taxes, assessments and other governmental levies, fees or charges that are not due and payable as of the Closing Date, or that are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (iii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business that are not due and payable as of the Closing Date, or that are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, the existence of which does not, and would not reasonably be expected to, materially interfere with the present use of any of the Company Real Property subject thereto or affected thereby, and do not otherwise have a Company Material Adverse Effect, (iv) zoning, building codes and other land use Law regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such real property that are not violated by the current use or occupancy of real property or the operation of the business thereon or which do not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property, (v) conditions, covenants, restrictions, easements and reservations of rights, including rights of way, for sewers, electric lines, telegraph and telephone lines and other similar purposes, and affecting the fee title to any real property owned or leased by the Company which are disclosed on existing title reports or existing surveys or which would be shown on current title reports or current surveys performed by Parent as of the date hereof and the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property, (vi) Liens imposed by Law, (vii) rights of tenants or other parties in possession, without any right of first refusal, right of first offer or other option to purchase any Company Real Property (or any portion thereof), (viii) title to any portion of any owned or leased real property lying within the boundary of any public or private road, easement or right of way and (ix) deposits or pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws, or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable.

“Person” means any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint stock company, syndicate, association, Entity, unincorporated organization or government, or any political subdivision, agency or instrumentality thereof.

“Prior Sale Agreements” means any purchase or sale Contract relating to any real property or leasehold interest in any Ground Lease conveyed, transferred, assigned or otherwise disposed of by the Company or any of its Subsidiaries since January 1, 2014, except for easements and similar interests.

“Representatives” means, with respect to any Person, the trustees, directors, officers, employees, agents, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity and, in the case of Parent, its financing sources.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Series I Preferred Unit” means a limited partnership interest in the Partnership designated as a “6.375% Series I Cumulative Redeemable Preferred Unit” under the Partnership Agreement.

“Series J Preferred Unit” means a limited partnership interest in the Partnership designated as a “6.3% Series J Cumulative Redeemable Preferred Unit” under the Partnership Agreement.

“Service Contract Act” means the McNamara — O’Hara Service Contract Act of 1965.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture or other legal Entity of which such Person (either directly or through or together with another Subsidiary of such Person) owns more than 50% of the voting stock or value of such corporation, partnership, limited liability company, joint venture or other legal Entity.

“Subsidiary REIT” means any Subsidiary that for the applicable period has filed an election under Code Section 856(c) to be taxed as a REIT or otherwise intended (or intends) to qualify as a REIT for the applicable period.

“Superior Proposal” means a bona fide written Acquisition Proposal (with all of the references to twenty percent (20%) included in the definition of Acquisition Proposal increased to fifty percent (50%)) that: (i) includes a proposed Alternative Acquisition Agreement with respect thereto or confirms in writing that any purchase agreement in connection therewith will be on substantially the same terms as this Agreement, and is not withdrawn; (ii) is made by a Third Party that did not result from a breach of Section 5.2; (iii) is on terms that the Company Board (or a committee thereof) determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, would result, if consummated, in a transaction that is more favorable to the holders of Company Common Shares (solely in their capacity as such) from a financial point of view than the Mergers, taking into consideration, among other things, all of the terms and conditions of such Acquisition Proposal and this Agreement (including any revisions to the terms of this Agreement proposed by Parent in writing prior to the time of such determination as set forth in Section 5.2(d)), and (iv) is reasonably likely to be completed in accordance with its terms, in each case taking into account all legal, financial, financing, regulatory approvals, conditionality, identity of the Third Party making the Acquisition Proposal, certainty and likelihood of closing, breakup fee provisions and other aspects of such Acquisition Proposal and this Agreement that the Company Board (or a committee thereof) deems relevant (including any revisions to the terms of this Agreement proposed by Parent in writing prior to the time of such determination as set forth in Section 5.2(d)).

“Tax” (and, with correlative meaning, “Taxes”) means any federal, state, local or foreign income, gross receipts, property, sales, use, license, franchise, employment, payroll, severance, stamp, occupation, windfall profits, profits, environmental, customs, duties, capital stock, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, estimated, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, together with any interest or penalty or addition thereto, whether disputed or not, imposed by any taxing authority, and including any obligations to indemnify or otherwise assume or succeed to the tax Liability of another Person.

“Tax Protection Agreements” means any Contract to which the Company or a Subsidiary of the Company is a party pursuant to which: (a) any liability to holders of equity of a Subsidiary of the Company (including holders of Partnership Units) relating to Taxes may arise and give rise to an indemnity obligation by the Company or any Subsidiary of the Company, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (b) in connection with the deferral of income Taxes of a holder of equity of a Company Subsidiary (including holders of Partnership Units), the Company or any of the Company Subsidiaries have agreed to (i) maintain a minimum level of debt or continue a particular debt or allow a partner or member to guarantee any debt, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) operate (or refrain from operating) in a particular manner, (v) only dispose of assets in a particular manner, (vi) use (or refrain from using) a specific method of taking into account book tax disparities under Section 704(c) of the Code with respect to one or more properties, and/or (vii) use (or refrain from using) a particular method of allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code; or (c) limited partners of the Operating Partnership have guaranteed debt of the Operating Partnership.

“Tax Return” means any return, report, document, declaration or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Third Party” means any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than the Company Parties or the Parent Parties.

“Transaction Litigation” means any claim or Legal Proceeding (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of, against or otherwise involving any of the Company Parties, the Company Board, any committee thereof and/or any of the Company’s trustees or officers relating directly or indirectly to this Agreement, the Mergers or any of the Transactions or disclosures relating to the Transactions (including any such claim or Legal Proceeding based on allegations that the Company Parties’ entry into this Agreement or the terms and conditions of this Agreement or any of the Transactions constituted a breach of the fiduciary duties of any member of the Company Board or any officer of the Company Parties).

“Transfer Right” means, with respect to the Company or any Acquired Company, a buy/sell, put option, call option, option to purchase, a marketing right, a forced sale, tag or drag right or a right of first offer, right of first refusal or right that is similar to any of the foregoing, pursuant to the terms of which the Company or any Acquired Company, on the one hand, or another Person, on the other hand, could be required to purchase or sell the applicable equity interests of any Person or any real property.

“Transactions” means the transactions contemplated by this Agreement, including the Mergers.

“Walsh Healey Act” means the Walsh — Healey Act of 1936.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act, as amended, or any state or local Law requiring advance notice of termination to employees.

(b)           Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.2(c)
Amended Partnership Agreement	Section 2.4(b)(iii)
Articles of Merger	Section 2.3(b)
Bankruptcy and Equity Exception	Section 3.8(c)
Capitalization Date	Section 3.3(a)
Certificate	Section 2.5(a)(i)
Change in Circumstances	Section 5.2(d)(ii)
Change in Recommendation	Section 5.2(c)
Chosen Courts	Section 8.5
Citigroup	Section 3.19
Closing	Section 2.3
Closing Date	Section 2.3
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 3.16(a)
Company Capital Shares	Section 3.3(a)
Company Common Shares	Recitals
Company Financial Statements	Section 3.4(b)
Company Merger	Recitals
Company Merger Certificate	Section 2.3(b)
Company Merger Effective Time	Section 2.3(b)
Company Parties	Preamble
Company Permits	Section 3.9(a)
Company Restricted Shares	Section 2.8(a)
Company SEC Documents	Section 3.4(a)
Company Series I Preferred Share Redemption	Section 2.5(d)
Company Series J Preferred Share Redemption	Section 2.5(e)
Company Shareholder Approval	Section 3.16(a)
Continuing Employee	Section 5.8(a)

Term	Section
Current Premium	Section 5.9(a)
Debt Financing	Section 5.12(b)
Deferred Share Award	Section 2.8(c)
Deferred Share Award Dividends	Section 2.8(c)
Deferred Share Payments	Section 2.8(c)
DRULPA	Recitals
DSOS	Section 2.3(b)
Effective Time	Section 2.3(c)
End Date	Section 7.1(b)
Equity Commitment Letter	Recitals
Equity Financing	Section 4.6
Evaluation Material	Section 5.5
Exchange Agent	Section 2.7(a)
Exchange Fund	Section 2.7(a)
Excluded Shares	Section 2.5(a)(i)
Excluded Units	Section 2.6(b)
FCPA	Section 3.9(c)
Goldman Sachs	Section 3.19
Ground Lease	Section 3.6(b)
Ground Leased Real Property	Section 3.6(b)
Guarantee	Recitals
Indemnified Party	Section 5.9(b)
Indemnified Party Proceeding	Section 5.9(b)
Lenders	Section 5.12(b)
Material Contract	Section 3.8(c)
Mergers	Recitals
Merger Consideration	Section 2.5(a)(i)
Merger OP	Preamble
Merger OP GP	Recitals
Merger Sub	Preamble
Merger Sub GP	Recitals
MRL	Recitals
Parent	Preamble
Operating Partnership	Preamble
Owned Real Property	Section 3.6(a)
Parent-Approved Transaction	Section 5.14
Parent Expenses	Section 7.3(c)
Parent Liability Cap	Section 8.11(c)
Parent Parties	Preamble
Partnership Common Units	Recitals
Partnership Merger	Recitals
Partnership Merger Certificate	Section 2.3(c)
Partnership Merger Effective Time	Section 2.3(c)
Performance Award	Section 2.8(b)
Performance Award Dividends	Section 2.8(b)

Term	Section
Performance Award Payments	Section 2.8(b)
Permit	Section 3.9(a)
Proxy Statement	Section 5.3(a)
QRS	Section 3.11(b)
Qualifying Income	Section 7.4(a)
Recovery Costs	Section 7.3(c)
Registered Company Intellectual Property Assets	Section 3.14(a)
REIT	Section 3.11(b)
SDAT	Section 2.3(b)
Series I Articles Supplementary	Section 2.5(d)
Series I Preferred Share Merger Consideration	Section 2.5(d)
Series I Redemption Notice	Section 2.5(d)
Series J Articles Supplementary	Section 2.5(e)
Series J Preferred Share Merger Consideration	Section 2.5(e)
Series J Redemption Notice	Section 2.5(e)
Shareholders Meeting	Section 5.3(c)
Solvent	Section 4.7
Specified Agreements	Section 5.8(c)
Sponsor	Recitals
Superior Proposal Notice	Section 5.2(d)(i)
Surviving Entity	Section 2.1(a)
Surviving Partnership	Section 2.1(b)
Takeover Statutes	Section 3.22
Third Party IP Rights	Section 3.14(b)(iii)
Transfer Taxes	Section 5.16(b)
TRS	Section 3.11(b)

Section 1.2  Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Parts, Exhibits and Schedules are to Articles, Sections, Parts, Exhibits and Schedules of this Agreement unless otherwise specified.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.  The word “or” is not exclusive.  “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended from time to time.  References to “$” and “dollars” are to the currency of the United States.  Accounting terms used, but not specifically defined, in this Agreement shall be construed in accordance with GAAP. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively.  All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States.

ARTICLE 2
THE MERGERS

Section 2.1  The Mergers.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DRULPA and the MRL, at the Company Merger Effective Time, the Company shall be merged with and into Merger Sub, and the separate existence of the Company shall thereupon cease.  Merger Sub will continue as the surviving Entity (the “Surviving Entity”) in the Company Merger.

(b)           Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DRULPA, at the Partnership Merger Effective Time, Merger OP shall be merged with and into the Operating Partnership, and the separate existence of Merger OP shall thereupon cease. The Operating Partnership will continue as the surviving partnership (the “Surviving Partnership”) in the Partnership Merger.

Section 2.2  Effect of the Mergers.

(a)           The Company Merger shall have the effects provided in this Agreement and as set forth in the DRULPA and the MRL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Entity.

(b)           The Partnership Merger shall have the effects provided in this Agreement and as set forth in the DRULPA. Without limiting the generality of the foregoing, and subject thereto, at the Partnership Merger Effective Time, all the properties, rights, privileges, powers and franchises of the Operating Partnership and Merger OP shall vest in the Surviving Partnership, and all debts, liabilities, duties and obligations of the Operating Partnership and Merger OP shall become the debts, liabilities, duties and obligations of the Surviving Partnership.

Section 2.3  Closing; Effective Times.

(a)           The closing of the Mergers (the “Closing”) shall take place at 10:00 a.m., Eastern time, as soon as practicable (and, in any event, within three (3) Business Days) following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Goodwin Procter LLP, 620 Eighth Avenue, New York, NY, 10018, unless another date, time or place is agreed to in writing by Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b)       Upon the terms and subject to the provisions of this Agreement, on the Closing Date and immediately following the Partnership Merger Effective Time, Merger Sub and the Company shall (i) duly execute and file articles of merger (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (“SDAT”) in accordance with the Laws of the State of Maryland and cause a certificate of merger (the “Company Merger Certificate”) to be executed, acknowledged, and filed with the Delaware Secretary of State (the “DSOS”) in accordance with the DRULPA, and (ii) make any other filings, recordings or publications required to be made by the Company or Merger Sub in connection with the Company Merger. The Company Merger shall become effective after the Partnership Merger Effective Time on the date and time at which the Articles of Merger have been filed with, and accepted for record by, the SDAT or at such other date and time as is agreed between the parties hereto and specified in the Articles of Merger (such date and time being hereinafter referred to as the “Company Merger Effective Time”). The parties shall cause the Effective Time to occur immediately after the Partnership Merger Effective Time.

(c)       As soon as practicable on the Closing Date, Merger OP and the Operating Partnership will (i) cause a certificate of merger (the “Partnership Merger Certificate”) to be executed, acknowledged and filed with the DSOS in accordance with the DRULPA, and (ii) make any other filings, recordings or publications required to be made by the Operating Partnership or Merger OP in connection with the Partnership Merger. The Partnership Merger shall become effective on the date and time at which the Partnership Merger Certificate has been duly filed with, and accepted for record by, the DSOS, or at such other date and time agreed between the parties and specified in the Partnership Merger Certificate (the “Partnership Merger Effective Time” or the “Effective Time”). The parties shall cause the Partnership Merger Effective Time to occur immediately prior to the Company Merger Effective Time.

(d)       Unless otherwise agreed, the parties shall cause the Company Merger Effective Time and the Partnership Merger Effective Time to occur on the Closing Date.

Section 2.4  Organizational Documents; Officers and General Partners

(a)           At the Company Merger Effective Time, unless otherwise jointly determined by Parent and the Company prior to the Company Merger Effective Time:

(i)            the name of the Surviving Entity shall be “BRE Landmark L.P.”;

(ii)           the certificate of limited partnership of Merger Sub, as in effect immediately prior to the Company Merger Effective Time, shall be the certificate of limited partnership of the Surviving Entity until, subject to Section 5.9, amended in accordance with applicable Law;

(iii)          the limited partnership agreement of Merger Sub, as in effect immediately prior to the Company Merger Effective Time, shall be the limited partnership agreement of the Surviving Entity, until thereafter amended in accordance with the provisions thereof and in accordance with applicable Law, subject to Section 5.9;

(iv)          from and after the Company Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, the officers of Merger Sub immediately prior to the Company Merger Effective Time shall be the officers of the Surviving Entity; and

(v)           Merger Sub GP shall be the sole general partner of the Surviving Entity following the Company Merger Effective Time, entitling Merger Sub GP to such rights, duties and obligations as are more fully set forth in the limited partnership agreement of the Surviving Entity.

(b)           At the Partnership Merger Effective Time, unless otherwise jointly determined by Parent and the Company prior to the Partnership Merger Effective Time:

(i)            the name of the Surviving Partnership shall be “LaSalle Hotel Operating Partnership, L.P.”;

(ii)           the certificate of limited partnership of Merger OP, as in effect immediately prior to the Partnership Merger Effective Time shall be the certificate of limited partnership of the Surviving Partnership, subject to Section 5.9, amended in accordance with applicable Law;

(iii)          the limited partnership agreement of Merger OP, as in effect immediately prior to the Partnership Merger Effective Time, shall be the limited partnership agreement of the Surviving Partnership (the “Amended Partnership Agreement”), until thereafter amended in accordance with the provisions thereof and in accordance with applicable Law, subject to Section 5.9;

(iv)          from and after the Partnership Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, the officers of Merger OP immediately prior to the Partnership Merger Effective Time shall be the officers of the Surviving Partnership; and

(v)           Merger OP GP shall be the sole general partner of the Surviving Partnership following the Partnership Merger Effective Time entitling Merger OP GP to such rights, duties and obligations as are more fully set forth in the limited partnership agreement of the Surviving Partnership.

Section 2.5  Merger Consideration; Effect on Company Capital Shares.

(a)           At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of Company Common Shares:

(i)            Each Company Common Share, issued and outstanding immediately prior to the Effective Time (other than Company Common Shares to be cancelled or converted pursuant to Section 2.5(a)(iii), Section 2.5(a)(iv), and Section 2.8(a) (collectively, “Excluded Shares”)), subject to the terms and conditions set forth herein, shall be automatically cancelled and converted into the right to receive an amount in cash equal to $33.50 per Company Common Share (the “Merger Consideration”), without interest. At the Effective Time, all of the Company Common Shares (other than Excluded Shares) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and each certificate representing ownership of the Company Common Shares (other than Excluded Shares) or, if applicable, Partnership Common Units (other than Excluded Units) outstanding immediately prior to the Effective Time or Partnership Merger Effective Time, as applicable, or any book-entry shares or book-entry units representing Company Common Shares or Partnership Common Units (each such certificate, book-entry share or book-entry unit, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration, without interest, and each Certificate formerly representing Company Common Shares (other than Excluded Shares), shall thereafter only represent the right to receive the payment to which reference is made in Section 2.6.

(ii)           Each unit of partnership interest in Merger Sub issued and outstanding immediately prior to the Effective Time shall remain as one issued and outstanding unit of partnership interest of the Surviving Entity.

(iii)          Any Company Common Shares then held by the Company in the Company’s treasury shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iv)          Any Company Common Shares held by the Parent Parties or any of their Subsidiaries shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b)           Without duplication of the effects of Section 2.5(a), if, between the date hereof and the Company Merger Effective Time or the Partnership Merger Effective Time, the outstanding Company Common Shares or Partnership Common Units are changed into a different number or class of shares by reason of any share split, division or subdivision of shares, share dividend, reverse share split, consolidation of shares, reclassification, reorganization, recapitalization or other similar transaction, then the amount of cash into which each Company Common Share is converted in the Company Merger and each Partnership Common Units is converted in the Partnership Merger shall be adjusted to provide the holders the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing set forth in this Section 2.5(b) shall be construed to supersede or in any way limit the prohibitions set forth in Section 5.1.

(c)           At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any holder thereof, (i) each Company Series I Preferred Share issued and outstanding immediately prior to the Company Merger Effective Time shall automatically be converted into the right to receive the Series I Preferred Share Merger Consideration and (ii) each Company Series J Preferred Share issued and outstanding immediately prior to the Company Merger Effective Time shall automatically be converted into the right to receive the Series J Preferred Share Merger Consideration.

(d)           Promptly following Parent’s request after the date the Proxy Statement is mailed to the shareholders of the Company, the Company shall deliver a notice of redemption (the “Series I Redemption Notice”) contemplated by Section 6(a) and (b) of the Articles Supplementary relating to the Company Series I Preferred Shares (the “Series I Articles Supplementary”) to the holders of record of Company Series I Preferred Shares. The Series I Redemption Notice shall be prepared by Parent, in form and substance reasonably approved by the Company, and shall state that each Company Series I Preferred Share held by such holder immediately prior to the Company Merger Effective Time shall be redeemed in the Company Merger on the Closing Date through the payment of an amount, without interest, equal to $25.00 per share plus accrued and unpaid distributions, if any, to and including the Closing Date (such amount, the “Series I Preferred Share Merger Consideration”), conditioned on the occurrence of the Closing. The Series I Redemption Notice shall include the other information required by Section 6(a) and (b) of the Series I Articles Supplementary. If Parent has not requested that the Company provide the Series I Redemption Notice prior to the 32nd day before the scheduled Closing Date and if the Company has asked Parent to make such request or requests prior to such day, the Company may provide the Series I Redemption Notice as described above.

(e)           Promptly following Parent’s request after the date the Proxy Statement is mailed to the shareholders of the Company, the Company shall deliver a notice of redemption (the “Series J Redemption Notice”) contemplated by Section 6(a) and (b) of the Articles Supplementary relating to the Company Series J Preferred Shares (the “Series J Articles Supplementary”) to the holders of record of Company Series J Preferred Shares. The Series J Redemption Notice shall be prepared by Parent, in form and substance reasonably approved by the Company, and shall state that each Company Series J Preferred Share held by such holder immediately prior to the Company Merger Effective Time shall be redeemed in the Company Merger on the Closing Date through the payment of an amount, without interest, equal to $25.00 per share plus accrued and unpaid distributions, if any, to, but not including, the Closing Date (such amount, the “Series J Preferred Share Merger Consideration”), conditioned on the occurrence of the Closing. The Series J Redemption Notice shall include the other information required by Section 6(a) and (b) of the Series J Articles Supplementary. If Parent has not requested that the Company provide the Series J Redemption Notice prior to the 32nd day before the scheduled Closing Date and if the Company has asked Parent to make such request or requests prior to such day, the Company may provide the Series J Redemption Notice as described above.

Section 2.6  Merger Consideration; Effect on Partnership Units. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of Merger OP, the Operating Partnership or any holder of partnership interests in the Operating Partnership or partnership interests in Merger OP, as applicable:

(a)           Each Partnership Common Unit held by a holder other than the Acquired Companies issued and outstanding immediately prior to the Partnership Merger Effective Time (other than Excluded Units), subject to the terms and conditions set forth herein, shall be converted into, and shall be cancelled in exchange for, the right to receive an amount in cash equal to Merger Consideration, without interest.

(b)           Each Partnership Common Unit held by the Company (“Excluded Units”) immediately prior to the Partnership Merger Effective Time shall be unaffected by the Partnership Merger and shall remain outstanding as Partnership Common Units of the Surviving Partnership held by the Surviving Entity.

(c)           The general partner interests of Merger OP outstanding immediately prior to the Partnership Merger Effective Time and owned by Merger OP GP shall be converted into general partner interests of the Surviving Partnership, entitling Merger OP GP to such rights, duties and obligations as are more fully set forth in the Amended Partnership Agreement.

(d)           Each limited partnership interest in Merger OP shall automatically be cancelled and cease to exist, the holders thereof shall cease to have any rights with respect thereto, and no payment shall be made with respect thereto.

(e)           The general partnership interests in the Operating Partnership shall automatically be cancelled and cease to exist, the holders thereof shall cease to have any rights with respect thereto, and no payment shall be made with respect thereto.

(f)            Each Partnership Preferred Unit outstanding immediately prior to the Partnership Merger Effective Time shall be cancelled and shall no longer be outstanding.

Section 2.7  Payment of Merger Consideration.

(a)           Prior to the Effective Time, (i) Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent with respect to the Mergers (the “Exchange Agent”), and (ii) Parent shall deposit, or shall cause to be deposited, with the Exchange Agent cash amounts sufficient to enable the Exchange Agent to make payments pursuant to Section 2.5 or Section 2.6(a), as applicable, to holders of Company Common Shares and Partnership Common Units outstanding immediately prior to the Effective Time (the “Exchange Fund”). The Exchange Agent shall make payments of the Merger Consideration out of the Exchange Fund in accordance with this Agreement. Any and all interest earned on cash deposited in the Exchange Fund shall be paid to the Surviving Entity.

(b)           Within five (5) Business Days after the Effective Time, Parent and the Surviving Entity shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates that, immediately prior to the Company Merger Effective Time, represented outstanding Company Common Shares or that, immediately prior to the

Partnership Merger Effective Time, represented Partnership Common Units whose shares or units, as applicable, were converted into the right to receive or be exchanged for the Merger Consideration, as applicable, pursuant to Section 2.5 or Section 2.6(a), as applicable: (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass to the Exchange Agent, only upon delivery of the Certificates or affidavits of loss in lieu thereof in accordance with Section 2.7(d) to the Exchange Agent, and which letter shall be in such form and have such other provisions as are mutually approved by Parent and the Company) and (ii) instructions for use in effecting the surrender of Certificates previously representing such Company Common Shares or Partnership Common Units in exchange for payment therefor.  Parent shall ensure that, upon surrender to the Exchange Agent of each such Certificates (or affidavits of loss in lieu of a Certificate pursuant to Section 2.7(d)), together with a properly executed letter of transmittal, the holder of such Certificates (or, under the circumstances described in Section 2.7(e), the transferee of the Company Common Shares or Partnership Units previously represented by such Certificates) shall promptly receive in exchange therefor the amount of cash to which such holder (or transferee) is entitled pursuant to Section 2.5 or Section 2.6(a), as applicable.  Exchange of book-entry shares or book-entry units representing Company Common Shares or Partnership Common Units shall be effected in accordance with the Exchange Agent’s customary procedures with respect to securities represented by book entry.

(c)       On or after the first anniversary of the Effective Time, the Surviving Entity shall be entitled to cause the Exchange Agent to deliver to the Surviving Entity any funds made available by Parent to the Exchange Agent which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to Parent and the Surviving Entity with respect to the cash amounts payable upon surrender of their Certificates.  Neither the Exchange Agent nor the Surviving Entity shall be liable to any holder of a Certificate for any amount properly paid to a public official pursuant to any applicable abandoned property or escheat Law. Any amounts remaining unclaimed by holders of the Certificates, book-entry shares or book-entry units immediately prior to the time at which such amounts would otherwise escheat to, or become the property of, any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(d)       If any Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, to the reasonable satisfaction of Parent and the Exchange Agent and the taking of such other actions as may be reasonably requested by the Exchange Agent, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the cash amount payable in respect thereof pursuant to this Agreement.

(e)       In the event of a transfer of ownership of Company Common Shares or Partnership Common Units that is not registered in the transfer records of the Company or the Operating Partnership, as applicable, payment may be made with respect to such Company Common Shares or Partnership Common Units to a transferee of such Company Common Shares or Partnership Common Units if the Certificate (if applicable) previously representing such Company Common Shares or Partnership Common Units is presented to the Exchange

Agent, accompanied by all documents reasonably required by the Exchange Agent to evidence and effect such transfer and to evidence that any applicable stock transfer taxes relating to such transfer have been paid.

(f)        As of the Company Merger Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of any Company Capital Shares outstanding immediately prior to the Company Merger Effective Time on the records of the Company. The Merger Consideration paid in accordance with the terms of this Article 2 upon surrender of any Certificates (or automatically in the case of book-entry shares of Company Common Shares) shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificates. From and after the Company Merger Effective Time, the holders of Company Common Shares outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect to such shares of Company Common Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates representing such Company Common Shares are presented to the Surviving Entity for transfer, they shall be cancelled and exchanged as provided in this Agreement.

(g)       As of the Partnership Merger Effective Time, the unit transfer books of the Operating Partnership shall be closed and thereafter there shall be no further registration of transfers of any Partnership Units outstanding immediately prior to the Partnership Merger Effective Time on the records of the Operating Partnership. The Merger Consideration paid in accordance with the terms of this Article 2 upon surrender of any Certificates (or automatically in the case of book-entry units of Partnership Units) shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificates. From and after the Partnership Merger Effective Time, the holders of Partnership Units outstanding immediately prior to the Partnership Merger Effective Time shall cease to have any rights with respect to such Partnership Units except as otherwise provided for herein or by applicable Law. If, after the Partnership Merger Effective Time, Certificates representing such Partnership Units are presented to the Surviving Partnership for transfer, they shall be cancelled and exchanged as provided in this Agreement.

(h)       After the Closing Date, the Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Surviving Entity.  Any interest and other income resulting from such investments shall be paid to the Surviving Entity.  Until the termination of the Exchange Fund, to the extent that there are losses with respect to such investments, or the cash portion of the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, the Surviving Entity shall promptly replace or restore the cash portion of the Exchange Fund lost through investments or other events so as to ensure that the cash portion of the Exchange Fund is, at all times, maintained at a level sufficient to make all such payments.

Section 2.8  Company Compensatory Awards.

(a)       Treatment of Company Restricted Shares.  Immediately prior to the Company Merger Effective Time, each of the outstanding restricted Company Common Shares (“Company Restricted Shares”) granted pursuant to the Company Equity Incentive Plans, shall automatically become fully vested and all restrictions and repurchase rights thereon shall lapse, and thereafter all Company Common Shares represented thereby shall be considered outstanding for all purposes of this Agreement and shall only have the right to receive an amount in cash equal to the Merger Consideration (less required withholdings as provided in Section 2.11).

(b)           Treatment of Performance Shares. Immediately prior to the Company Merger Effective Time, each outstanding award of performance shares with respect to Company Common Shares (each, a “Performance Award”) granted pursuant to the Company Equity Incentive Plans shall automatically become earned and vested with respect to 150% of the target number of Company Common Shares subject to such Performance Award and thereafter shall be cancelled and, in exchange therefor, each holder of any such cancelled vested Performance Award shall cease to have any rights with respect thereto, except the right to receive as of the Company Merger Effective Time, in consideration for the cancellation of such vested Performance Award and in settlement therefor, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of so-determined earned performance shares subject to such vested Performance Award, without interest (such amounts, the “Performance Award Payments”) (less required withholdings as provided in Section 2.11). In addition, on the Closing Date, the Company shall pay each holder of a Performance Award an amount equal to all accrued and unpaid cash dividends that would have been paid on such earned and vested Performance Awards as if they had been issued and outstanding from the date of grant up to, and including, the Company Merger Effective Time (such dividend amounts, the “Performance Award Dividends”) (less required withholdings as provided in Section 2.11).

(c)           Treatment of Deferred Shares. Immediately prior to the Company Merger Effective Time, each outstanding award of deferred Company Common Shares (each, a “Deferred Share Award”) granted pursuant to the Company Equity Incentive Plans, shall be cancelled and, in exchange therefor, each holder of any such cancelled Deferred Share Award shall cease to have any rights with respect thereto, except the right to receive as of the Company Merger Effective Time, in consideration of the cancellation of such Deferred Share Award and in settlement therefor, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of deferred shares subject to such Deferred Share Award, including any shares attributable to dividend equivalent rights accrued with respect thereto, without interest (such amounts payable hereunder, the “Deferred Share Payments”).

(d)           Further Action. At or prior to the Company Merger Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 2.8.

(e)           Termination of Company Equity Incentive Plans. As of the Company Merger Effective Time, each Company Equity Incentive Plan shall terminate, and the Company shall ensure that following the Company Merger Effective Time, no participant in the Company Equity Incentive Plans or other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Entity or any subsidiary thereof.

(f)            Parent Funding. At the Company Merger Effective Time, Parent shall deposit with the Surviving Entity cash in the amount necessary, together with the other funds of the Surviving Entity, to make the payments required under this Section 2.8, other than the Performance Award Dividends, and Parent shall cause the Surviving Entity to make the payments required under this Section 2.8 through the Surviving Entity’s payroll within five (5) Business Days after the Company Merger Effective Time, or at such later time as necessary to avoid a violation and/or adverse Tax consequences under Section 409A of the Code.

Section 2.9  Appraisal Rights. No dissenters’ or appraisal rights shall be available with respect to the Mergers or other Transactions.

Section 2.10  Further Action.  If, at any time after the Effective Time, any further action is necessary to carry out the purposes of this Agreement, the officers of the Surviving Entity and Parent shall (in the name of Merger Sub, in the name of the Company or otherwise) take such action.

Section 2.11  Withholding of Tax. Each of Parent, the Surviving Entity, any Affiliate thereof or the Exchange Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement to any Person such amount as Parent, the Surviving Entity, any Affiliate thereof or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Entity, any Affiliate thereof or the Exchange Agent and withheld amounts are paid over to the applicable Governmental Entity in accordance with Laws or Order, then for all purposes of this Agreement such amounts shall be treated as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.12  Tax Consequences.  The parties intend that for U.S. federal, and applicable state, income tax purposes (a) the Company Merger shall be treated as a taxable sale by the Company of all of the Company’s assets to Merger Sub in exchange for the applicable Merger Consideration to be provided to the stockholders of the Company and the assumption of all of the Company’s liabilities, followed by a distribution of such Merger Consideration to the stockholders of the Company in liquidation pursuant to Section 331 and Section 562 of the Code, and that this Agreement be, and is hereby adopted as, a “plan of liquidation” of the Company for U.S. federal income tax purposes, and (b) the Partnership Merger shall be treated as a taxable sale of the Partnership Common Units by holders other than the Acquired Companies in exchange for the applicable Merger Consideration. The parties hereto agree not to take any position on any Tax Return that is inconsistent with the foregoing for all U.S. federal, and, if applicable, state and local tax purposes.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except (x) as disclosed in the Company Disclosure Schedule (it being acknowledged and agreed that disclosure of any item in any Part or sub-Part of the Company Disclosure Schedule shall be deemed disclosed with respect to any other Part or sub-Part of the Company Disclosure

Schedule to the extent that the relevance of any disclosed event, item or occurrence in the Company Disclosure Schedule to such other Part or sub-Part is reasonably apparent on its face as to matters and items that are the subject of the corresponding representation or warranty in this Agreement), and (y) as set forth in the Company SEC Documents furnished or filed prior to the date hereof to the extent it is reasonably apparent that any such disclosure set forth in the Company SEC Documents would qualify the representations and warranties contained herein, and further excluding from the Company SEC Documents any risk factor disclosures, disclosures about market risk or other cautionary, predictive or forward-looking disclosures contained therein (other than those disclosures which relate to specific historical events or circumstances affecting the Company), the Company Parties jointly and severally represent and warrant to the Parent Parties as follows:

Section 3.1  Organization and Good Standing; Subsidiaries.

(a)           Each of the Acquired Companies (i) is a corporation or other Entity that is duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Law of its jurisdiction of incorporation or organization, as applicable, (ii) has full corporate (or, in the case of any Entity that is not a corporation, other) power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted and (iii) is duly qualified or licensed to do business as a foreign Entity and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), where the failure to be so qualified or licensed would not reasonably be expected to have a Company Material Adverse Effect.

(b)           Part 3.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization or incorporation and the ownership interest (and percentage interest) of the Company Parties or their Subsidiaries, as applicable, in such Subsidiary. None of the Acquired Companies owns any capital stock of, or any equity interest of, or any equity interest of any nature in, any other Entity, other than in the Acquired Companies.

Section 3.2  Organizational Documents.  The Company has made available to Parent (or included as an exhibit to the Company SEC Documents) accurate and complete copies of the Organizational Documents of the Company, the Operating Partnership and each other material Subsidiary of the Company, each as amended to date, and each as so provided was duly adopted and is in full force and effect. Neither the Company nor the Operating Partnership, as applicable, is in violation of any of the provisions of its Organizational Documents.  As of any date following the date hereof, notwithstanding anything in this Agreement to the contrary and notwithstanding anything set forth in the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has filed for bankruptcy or filed for reorganization under the U.S. federal bankruptcy Law or similar state or federal Law, become insolvent or become subject to conservatorship or receivership.

Section 3.3  Capitalization.

(a)       The authorized shares of beneficial interest of the Company, as of the close of business on May 17, 2018 (the “Capitalization Date”), consist of: (i) 200,000,000 Company Common Shares, of which 113,251,427 were issued, 110,382,519 were outstanding (which includes 266,749 unvested Company Restricted Shares) and 2,868,908 were held by the Company as treasury shares; and (ii) 40,000,000 Company Preferred Shares, of which (A) 4,600,000 Company Series I Preferred Shares are authorized, of which 4,400,000 were issued and outstanding as of the Capitalization Date, and (B) 6,000,000 Company Series J Preferred Shares are authorized, of which 6,000,000 were issued and outstanding as of the Capitalization Date (the Company Common Shares and the Company Preferred Shares are collectively referred to herein as the “Company Capital Shares”). All of the outstanding Company Capital Shares have been duly authorized and validly issued, and are fully paid and nonassessable.  None of the Company’s Subsidiaries owns any Company Capital Shares. As of the Capitalization Date, 103,935 Company Common Shares were subject to issuance pursuant to outstanding Deferred Share Awards and 782,717 Company Common Shares were subject to issuance pursuant to outstanding Performance Awards (assuming achievement based on maximum performance). From the Capitalization Date until the date of this Agreement, no Company Capital Shares or Company Compensatory Awards have been issued or granted.

(b)       Part 3.3(b) of the Company Disclosure Schedule sets forth the following information with respect to each Deferred Share Award and Performance Award as of the Capitalization Date: (i) the name of the holder of such Deferred Share Award or Performance Award; (ii) the number of Company Common Shares subject to such Deferred Share Award or Performance Award; (iii) the date on which such Deferred Share Award or Performance Award was granted; and (iv) the extent to which such Deferred Share Award or Performance Award is vested and/or non-forfeitable, as of the Capitalization Date, and the times and extent to which such Deferred Share Award or Performance Award (assuming achievement based on maximum performance) is scheduled, notwithstanding anything to the contrary in this Agreement, to become vested and/or non-forfeitable thereafter.

(c)       Except as set forth in Part 3.3(c) of the Company Disclosure Schedule, (i) none of the outstanding Company Common Shares are entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding Company Common Shares are subject to any right of first refusal in favor of any of the Acquired Companies; and (iii) there is no Contract to which any of the Acquired Companies is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Company Common Shares. Except as provided in Part 3.3(c) of the Company Disclosure Schedule, none of the Acquired Companies is under any obligation, nor is any of the Acquired Companies bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Common Shares or other securities.

(d)       Except as set forth on Part 3.3(d) of the Company Disclosure Schedule, there is no Indebtedness of the Acquired Companies issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which shareholders of the Company may vote.

(e)       Except as set forth in this Section 3.3, the Company Compensatory Awards, the redemption and conversion features of the Partnership Units and for changes since the Capitalization Date resulting from the exercise or settlement of Company Compensatory Awards outstanding on such date or granted thereafter as permitted under Section 5.1(b), there was no: (i) outstanding subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of beneficial interest, restricted share units, share-based performance units, phantom shares, share appreciation rights, profit participation rights or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of beneficial interest of the Company; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Companies; or (iii) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any Acquired Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(f)        Except as provided in Section 3.3(g) and except as set forth Part 3.3(f) of the Company Disclosure Schedule, the Company or another of its Subsidiaries owns, directly or indirectly, all of the issued and outstanding shares of share capital or other equity securities of each of the Acquired Companies, free and clear of any Liens other than transfer and other restrictions under applicable federal and state securities Laws and restrictions in the organizational documents of the Company Parties or their Subsidiaries, and all of such outstanding shares or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable (as applicable) and free of preemptive rights. Except (i) pursuant to the Organizational Documents of the Company, the Operating Partnership and each other material Subsidiary of the Company, (ii) for equity securities and other instruments (including loans) in wholly owned Subsidiaries and (iii) as set forth in Part 3.3(f) of the Company Disclosure Schedule, neither the Company Parties nor any of their Subsidiaries has any obligation to acquire any equity interest in another Person, or to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in, any other Person (including any Subsidiary of the Company).

(g)       As of the Capitalization Date, the Operating Partnership had outstanding: (i) in addition to Partnership Common Units held by the Company, 145,223 Partnership Common Units, each of which was redeemable in exchange for cash, or at the Company’s option, one Company Common Share as of the Capitalization Date, subject to the terms and conditions of the Partnership Agreement; and (ii) 10,400,000 Partnership Preferred Units held by the Company, of which (A) 4,400,000 Series I Preferred Units are outstanding, each of which was redeemable in exchange for one Company Series I Preferred Share as of the Capitalization Date, subject to the terms and conditions of the Partnership Agreement and (B) 6,000,000 Series J Preferred Units are outstanding, each of which was redeemable in exchange for one Company Series J Preferred Share as of the Capitalization Date, subject to the terms and conditions of the Partnership Agreement.  All of the outstanding Partnership Units have been duly authorized and validly issued, and are fully paid and nonassessable.  The Company is the sole general partner of the Operating Partnership and, as of the date hereof, owns approximately 99.9% of the Partnership Common Units as well as 100% of the Partnership Preferred Units. Part 3.3(g) of the Company Disclosure Schedule sets forth a list of all other holders of the Partnership Common Units, and the exact number and type (e.g., general or limited) of Partnership Common Units held. Except as set forth in Part 3.3(g) of the Company Disclosure Schedule, there are no existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate the Operating Partnership to issue, transfer or sell any partnership interests of the Operating Partnership. Except as set forth in Part 3.3(g) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Operating Partnership to issue, repurchase, redeem or otherwise acquire any partnership interests of the Operating Partnership or any securities convertible into or exchangeable for any partnership interests of the Operating Partnership. Except as set forth in Part 3.3(g) of the Company Disclosure Schedule, the Operating Partnership interests owned by the Company are free and clear of any Liens and subject only to the restrictions on transfer set forth in the Partnership Agreement, and those imposed by applicable securities laws. From the Capitalization Date until the date of this Agreement, no Partnership Units have been issued or granted.

(h)       All dividends or other distributions on the Company Capital Shares, the Partnership Common Units and the Partnership Preferred Units and any dividends or other distributions on any securities of any of the Company’s Subsidiaries that have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(i)        As of the date of this Agreement, there is no outstanding Indebtedness for borrowed money of the Company and its Subsidiaries in excess of $5,000,000 in principal amount, other than Indebtedness in the principal amounts identified by instrument in Part 3.3(i) of the Company Disclosure Schedule.

Section 3.4  SEC Filings; Financial Statements.

(a)       All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company Parties with the SEC since January 1, 2016 (as they may have been supplemented, modified or amended since the time of filing, including those filed or furnished subsequent to the date hereof) (the “Company SEC Documents”) have been filed with or furnished to the SEC on a timely basis.  As of the time it was filed with or furnished to the SEC (or, if amended or superseded by a filing prior to the date hereof, then on the date of such filing): (i) each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be); and (ii) none of the Company SEC Documents contained when filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) any untrue statement of a material fact or omitted, as the case may be, to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is currently subject to the periodic reporting requirements of the Exchange Act. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(b)       The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any related notes or schedules thereto) and the consolidated Subsidiaries of the Company contained or incorporated by reference in the Company SEC Documents (collectively, the “Company Financial Statements”): (i) complied in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly present, in all material respects, the financial position of the Company Parties and their consolidated Subsidiaries as of the respective dates thereof and the results of their operations and their cash flows for the periods covered thereby. No financial statements of any Person other than the Acquired Companies are required by GAAP to be included in the consolidated financial statements of the Company.

(c)       The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Acquired Companies. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

(d)       The Company is in compliance in all material respects with all current listing requirements of the NYSE.

(e)       None of the Acquired Companies has effected, entered into or created any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such transaction or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, the Acquired Companies in their published financial statements or other Company SEC Documents.

(f)        As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. The Company has made available to Parent all comment letters and all material correspondence between the SEC, on the one hand, and the Company or the Operating Partnership, on the other hand, since January 1, 2016. As of the date hereof, to the Company’s Knowledge, none of the Company SEC Documents is the subject of ongoing SEC review.

(g)       Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, none of the Acquired Companies has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or trustee of the Company.

(h)       As of the date hereof, none of the Acquired Companies has liabilities of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except for: (i) Liabilities disclosed in the financial statements as of March 31, 2018 (including any related notes) contained in the Company SEC Documents; (ii) Liabilities incurred in the ordinary course of business consistent with past practice in all material respects since March 31, 2018; (iii) Liabilities to perform under Contracts entered into by the Acquired Companies; (iv) Liabilities that have not had, and would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect; and (v) Liabilities and obligations incurred in connection with the Transactions.

Section 3.5  Absence of Certain Changes.  Since December 31, 2017 through the date hereof (a) the Acquired Companies have conducted their businesses in all material respects in the ordinary course consistent with past practice, (b) since and through such dates, there has not been any Effect that has had or would not, individually or in the aggregate, reasonable be expected to have, a Company Material Adverse Effect and (c) except for regular quarterly cash dividends or other distributions on the Company Capital Shares and Partnership Units, there has not been any declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Capital Shares or Partnership Units.

Section 3.6  Properties.

(a)       Subject to the immediately succeeding sentence, Part 3.6(a) of the Company Disclosure Schedule lists the common street address for all real property owned by the Acquired Companies in fee as of the date hereof (the “Owned Real Property”) and sets forth the Subsidiary owning such Owned Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies have good and valid fee simple title to all Owned Real Property, in each case free and clear of all Liens except for Permitted Liens.

(b)       Subject to the immediately succeeding sentence, Part 3.6(b) of the Company Disclosure Schedule lists the common street address for all real property in which an Acquired Company holds a ground lease interest in any real property (the “Ground Leased Real Property”), each ground lease (or ground sublease) with a Third Party pursuant to which any Acquired Company is a lessee (or sublessee) as of the date hereof, including each amendment or guaranty related thereto (individually, a “Ground Lease” and collectively, “Ground Leases”) and the applicable Acquired Company holding such leasehold interest. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies hold a good and valid leasehold interest in the Ground Leased Real Property free and clear of all Liens except for Permitted Liens. Accurate and complete copies of the Ground Leases have been made available to the Parent Parties.

(c)       Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, as of the date hereof, none of the Acquired Companies has received any written notice to the effect that any condemnation or rezoning proceedings are pending or threatened, with respect to any of the Company Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies have good and marketable title to, or a valid and enforceable leasehold interest in, all material personal property held or used by them at the Company Real Property, free and clear of all Liens other than Permitted Liens.

(d)       Except as set forth in Management Agreement Documents, no Acquired Company is a party to any material agreement pursuant to which a Person other than an Acquired Company manages or manages the development of any of the Company Real Property that is not terminable without cost or penalty by the Acquired Companies within 30 days.

(e)       Except as set forth on Part 3.6(e) of the Company Disclosure Schedule, as of the date hereof, (i) no Acquired Company has exercised any Transfer Right with respect to any real property or Person in an amount in excess of $1,000,000, individually or in the aggregate, which transaction has not yet been consummated and (ii) no Third Party has exercised in writing any Transfer Right with respect to any Company Subsidiary or Company Real Property, which transaction has not yet been consummated.

(f)        Part 3.6(f) of the Company Disclosure Schedule lists each real property or leasehold interest in any ground lease (or sublease) conveyed, transferred, assigned or otherwise disposed of by any Acquired Company since January 1, 2014, except for easements or similar interests. Other than as set forth in Part 3.6(f) of the Company Disclosure Schedule, to the Knowledge of the Company, as of the date hereof, no Acquired Company has received any written notice of any outstanding claims under any Prior Sale Agreements which would reasonably be expected to result in liability to any Acquired Company in an amount, in the aggregate, in excess of $500,000.  To the Company’s Knowledge, none of the Acquired Companies has received any written notice of any outstanding violation of any Law, including zoning regulation or ordinance, building or similar law, code, ordinance, order or regulation, for any Company Real Property, in each case which has had, or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.7  Environmental Matters.  Except for such matters that individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect (i) each of the Acquired Companies is in compliance with all Environmental Laws applicable to its operations as currently conducted and possesses and is in compliance with all Environmental Permits applicable to its operations as currently conducted; (ii) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened in writing against any of the Acquired Companies; (iii) none of the Acquired Companies has received any written claim or written notice of violation from any Governmental Entity or any other Person alleging that such Acquired Company is in violation of, or liable under, any Environmental Law, the subject of which remains unresolved (or resolved with any remaining obligations), and to the Knowledge of the Company, no such claim or notice has been threatened in writing; and (iv) (x) none of the Acquired Companies has released any Hazardous Materials at any location, and (y) to the Knowledge of the Company, there has been no release of any Hazardous Materials and Hazardous Materials are not otherwise present at any Company Real Property, in each case, in an amount or manner that would reasonably be expected to result in an Environmental Claim against or liability of any of the Acquired Companies.  All environmental reports, assessments and audits in the possession or reasonable control of the Acquired Companies, in each case containing information that would reasonably be expected to be material to the Acquired Companies, taken as a whole, have been made available to Parent.

Section 3.8  Material Contracts.

(a)       All Contracts, including amendments thereto, required to be filed as an exhibit to any Company SEC Documents filed on or after January 1, 2017 pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed.  All such filed Contracts shall be deemed to have been made available to Parent.

(b)       Other than the Contracts described in Section 3.8(a), Part 3.8(b) of the Company Disclosure Schedule sets forth a complete list, except for this Agreement, in each case as of the date hereof, of each Contract (or the accurate description of principal terms on case of oral Contracts), including all amendments, supplements and side letters thereto that modify each such Contract in any material respect, to which any of the Acquired Companies is a party to or by which it is bound or to which any of their respective assets is subject (other than any of the foregoing solely between the Company and any of the wholly-owned Acquired Companies or solely between any wholly-owned Acquired Companies) that:

(i)            is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii)           is a (A) limited liability company agreement, partnership agreement or joint venture agreement or similar Contract or (B) a Management Agreement Document, Franchise Agreement Document, Material Space Lease, Ground Lease or Material Company Lease;

(iii)          contains covenants of any Acquired Company purporting to limit, in any material respect, either the type of business in which the Company or any of its Subsidiaries or any of their affiliates may engage or the geographic area in which any of them may so engage, other than exclusive lease provisions, non-compete provisions and other similar leasing restrictions entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice, contained in the Material Company Leases or contained in other recorded documents by which real property was conveyed by the Company to any user;

(iv)          evidences Indebtedness for borrowed money in excess of $5,000,000 of any of the Acquired Companies, whether unsecured or secured;

(v)           provides for the pending purchase or sale, option to purchase or sell, right of first refusal, right of first offer or other right to purchase, sell, dispose of, or ground lease, by merger, purchase or sale of assets or stock or otherwise, any real property (including any Owned Real Property or any portion thereof) including any Prior Sale Agreement;

(vi)          other than the Partnership Agreement, contains a put, call or similar right pursuant to which any of the Acquired Companies could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $5,000,000;

(vii)         (x) requires any of the Acquired Companies to provide any funds to or make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any other Acquired Company or other Person in excess of $2,000,000 or (y) evidences a loan (whether secured or unsecured) made to any other Person in excess of $2,000,000;

(viii)        relates to the settlement (or proposed settlement) of any pending or threatened Legal Proceeding, other than any settlement that provides solely for the payment of less than $1,000,000;

(ix)          would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act; or

(x)           except to the extent such Contract is described in the clauses above, is a Company Benefit Plan or is terminable by the Acquired Companies within 180 days, calls for (A) aggregate payments by, or other consideration from, any of the Acquired Companies of more than $7,500,000 over the remaining term of such Contract or (B) annual aggregate payments by, or other consideration from, any of the Acquired Companies of more than $5,000,000.

(c)       Each Contract, arrangement, commitment or understanding of the type described above in Section 3.8(b), whether or not set forth in Part 3.8(b) of the Company Disclosure Schedule is referred to herein as a “Material Contract”. The Company has made available to Parent true and complete copies of all Material Contracts as of the date hereof, including amendments and supplements thereto. As of the date hereof, all of the Material Contracts are valid and binding on the Acquired Companies, as the case may be, and, to the Knowledge of the Company, each other party thereto, as applicable, and in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium and other similar applicable Law affecting creditors’ rights generally and by general principles of equity (the “Bankruptcy and Equity Exception”). No Acquired Company has, and to the Knowledge of the Company, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of any Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect and, as of the date hereof, no Acquired Company has received written notice of any of the foregoing.

Section 3.9  Permits; Compliance.

(a)       Each of the Acquired Companies is in possession of all franchises, authorizations, licenses, permits, certificates, variances, exemptions, approvals, Orders, registrations and clearances of any Governmental Entity (each, a “Permit”) necessary for the

Acquired Companies to own, lease and operate its properties and assets (including the Company Real Property), and to carry on and operate its businesses as currently conducted (including giving effect to the Management Agreement Documents and Franchise Agreement Documents) (the “Company Permits”), and all such Company Permits are in full force and effect, in each case except where the failure to have, or the failure to be in full force and effect of, any Company Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No suspension or cancellation of any Company Permits is pending or, to the Knowledge of the Company, threatened in writing and no such suspension or cancellation will result from the Transactions, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)       Each of the Acquired Companies is in compliance with all Laws applicable to its businesses, except where the failure to comply with such Laws would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  To the Knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any of the Acquired Companies is pending, except for such investigations the outcomes of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  None of the Acquired Companies has, during the one-year period prior to the date hereof: (i) received any written notice from any Governmental Entity regarding any material violation by the Acquired Companies of any Law; or (ii) provided any written notice to any Governmental Entity regarding any material violation by any of the Acquired Companies of any Law, which notice in either case remains outstanding or unresolved as of the date hereof, except for such notices that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  No representation or warranty is made in this Section 3.9(b) with respect to environmental matters.

(c)       Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Acquired Companies nor, to the Company’s Knowledge, any trustee, director, officer or employee of any of the Acquired Companies in their capacity as such, has (i) knowingly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, or (iii) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.

Section 3.10  Legal Proceedings; Orders.

(a)       Except for Transaction Litigation, there is no Legal Proceeding pending (or, to the Knowledge of the Company, threatened) against any of the Acquired Companies that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b)       There is no material Order, specific to any of the Acquired Companies under which any of them is subject to ongoing obligations that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(c)       To the Knowledge of the Company, there is no pending or threatened investigation by any Governmental Entity with respect to any of the Acquired Companies that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)       As of immediately prior to the date of this Agreement, there is no Legal Proceeding pending (or, to the Knowledge of the Company, threatened) against any of the Acquired Companies seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the Transactions.

Section 3.11  Tax Matters.

(a)       Each of the Acquired Companies has timely filed (or had filed on their behalf) all income and all other material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Entity), and all such filed Tax Returns are correct, complete and accurate in all material respects.  All material Taxes payable by or on behalf of each of the Acquired Companies (whether or not shown on a Tax Return) have been fully and timely paid or adequately provided for in accordance with GAAP, and adequate reserves or accruals for Taxes have been provided in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith.  No power of attorney with respect to any Tax matter is currently in force.

(b)       The Company (i) for all taxable years commencing with its taxable year ended December 31, 1998 through December 31, 2017 has been subject to taxation as a real estate investment trust (a “REIT”) within the meaning of Section 856 of the Code and has been organized and operated in conformity with all requirements to qualify as a REIT for such years, (ii) has operated since December 31, 2017 to the date hereof, and intends to continue to operate until the Closing, in such a manner as to permit it to continue to qualify as a REIT, and (iii) has not taken or omitted to take any action which would reasonably be expected to result in the Company’s failure to qualify as a REIT, and no challenge to the Company’s status or qualification as a REIT is pending or, to the Company’s knowledge, threatened in writing.  Part 3.11(b) of the Company Disclosure Schedule sets forth each Subsidiary of the Company and its classification for U.S. federal income tax purposes as of the date hereof.  Each entity that is listed in Part 3.11(b) of the Company Disclosure Schedule as a partnership, joint venture, or limited liability company has, since the later of the date of its formation and the date on which the Company acquired an interest in such entity, been treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.  Each entity that is listed in Part 3.11(b) of the Company Disclosure Schedule as a corporation has, since the later of the date of its formation or the date on which the Company acquired an interest in such entity, been treated for U.S. federal income tax purposes as a REIT, a “qualified REIT subsidiary” pursuant to Section 856(i) of the Code (a “QRS”) or a “taxable REIT subsidiary” pursuant to Section 856(l) of the Code (a “TRS”) as set forth on such schedule.  Each entity that is listed in Part 3.11(b) of the Company Disclosure Schedule as a REIT has been, since the date of its formation, treated as a REIT for U.S. federal income tax purposes.  Except as set forth in Part 3.11(b) of the Company Disclosure Schedule, the Company does not directly or indirectly hold any asset the disposition of which would subject it to Tax on built-in gain pursuant to IRS Notice 88-19, Section 1.337(d)-7 of the Treasury Regulations, or any other temporary or final regulations issued under Section 337(d) of the Code or any elections made thereunder.

(c)       Since its taxable year ended December 31, 1998, the Acquired Companies have not incurred (i) any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code or Section 337(d) of the Code (and the applicable Treasury Regulations thereunder) or (ii) any other material liability for Taxes that have become due and that have not been previously paid other than in the ordinary course of business.  Since its formation, none of the Acquired Companies (other than a TRS or any subsidiary of a TRS) has engaged at any time in any “prohibited transaction” within the meaning of Section 857(b)(6) of the Code.  Since its formation, none of the Acquired Companies has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” described in Section 857(b)(7) of the Code.  To the knowledge of the Company, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on the Company or any Subsidiary of the Company.

(d)       There are no Tax Protection Agreements currently in force.

(e)       Each of the Acquired Companies: (i) is not currently the subject of any audits, examinations, investigations or other proceedings in respect of any material Tax or Tax matter by any Governmental Entity; (ii) has not received any notice in writing from any Governmental Entity that such an audit, examination, investigation or other proceeding is contemplated or pending; (iii) has not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (iv) has not received a request for waiver of the time to assess any material Taxes, which request is still pending; (v) is not contesting any liability for material Taxes before any Governmental Entity; (vi) to the knowledge of the Company, is not subject to a claim or deficiency for any material Tax which has not been satisfied by payment, settled or been withdrawn; (vii) to the knowledge of the Company, is not subject to a claim by a Governmental Entity in a jurisdiction where such Acquired Company does not file Tax Returns that the Acquired Company is or may be subject to material taxation by that jurisdiction; (viii) has no outstanding requests for any Tax ruling from any Governmental Entity and has not received a Tax ruling; and (ix) is not the subject of a “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under applicable state, local or foreign Tax Law).

(f)        Each of the Acquired Companies: (i) has complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes, (ii) has duly and timely withheld from employee salaries, wages and other compensation and has paid over to the appropriate Governmental Entity all material amounts required to be withheld and paid over on or prior to the due date thereof under all applicable Laws, (iii) has in all material respects properly completed and timely filed all IRS Forms W-2 and 1099 required thereof, and (iv) has collected and remitted to the appropriate Governmental Entity all material sales and use Taxes, or has been furnished properly completed exemption certificates and have in all material respects maintained all such records and supporting documents in a manner required by all applicable sales and use Tax statutes and regulations.

(g)       The Company has made available to Parent correct and complete copies of (i) all U.S. federal and other material income Tax Returns of the Company and the Company Subsidiaries relating to the taxable periods ending since the Company’s taxable year ended December 31, 2014 and (ii) any material audit report issued within the last four (4) years relating to any Taxes due from or with respect to the Company or any Company Subsidiaries.

(h)       None of the Acquired Companies: (i) has agreed to make any material adjustment pursuant to Section 481(a) of the Code, (ii) has any knowledge that the IRS has proposed, in writing, such an adjustment or a change in accounting method with respect to the Acquired Company or (iii) has any application pending with the IRS or any other Governmental Entity requesting permission for any change in accounting method.

(i)        None of the Acquired Companies nor any other Person on behalf of the Acquired Companies has requested any extension of time within which to file any income Tax Return, which income Tax Return has since not been filed.

(j)        None of the Acquired Companies is a party to any Tax indemnity, allocation or sharing agreement or similar agreement or arrangement, other than (i) any agreement or arrangement between the Company and any Company Subsidiary (or between any Company Subsidiaries), and (ii) provisions in commercial contracts not primarily relating to Taxes.

(k)       None of the Acquired Companies has participated in a “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations.

(l)        In the past two (2) years, none of the Acquired Companies has been a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(m)      None of the Acquired Companies (i) is or has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is/was a “taxable REIT subsidiary” (within the meaning of Section 856 of the Code)) or (ii) has any liability for the Taxes of any Person (other than another Acquired Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

Section 3.12  Employee Benefit Plans.

(a)       Part 3.12(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each material Company Benefit Plan.

(b)       With respect to each Company Benefit Plan, a complete and correct copy of each of the following documents (if applicable) has been made available to Parent: (i) the most recent plan documents and all amendments thereto and all related trust agreements or documentation pertaining to other funding vehicles (or, to the extent no such plan exists, a written summary of material terms); (ii) the most recent summary plan description, and all related summaries of material modifications thereto; (iii) the most recent IRS Form 5500 (including schedules and attachments) and financial statements; (iv) the most recent IRS determination or opinion letter issued with respect to each Company Benefit Plan intended to be qualified under Section 401(a) of the Code; (v) the most recent financial statements and actuarial valuations, if applicable; and (vi) all material correspondence regarding the Company Benefit Plan with any Governmental Entity.

(c)       None of the Acquired Companies maintains, sponsors, contributes to or is required to contribute to (and such entities have not, in the past six (6) years, had an obligation to contribute to) or has any Liability under or with respect to any (i) “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, (iii) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), (iv) “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), or (v) plan, program, Contract, policy, arrangement or agreement that provides for material post-retirement or post-termination health, life insurance or other welfare type benefits except as required under Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code. None of the Acquired Companies is or has been subject to any Liability by reason of at any time being considered a single employer with any other Person under Section 414 of the Code. None of the Acquired Companies nor any ERISA Affiliate has incurred any present or contingent liability under Title IV of ERISA, nor does any condition exist which would reasonably be expected to result in any such liability.

(d)       Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has received a current favorable determination or opinion letter from the IRS as to its qualified status and, to the Knowledge of the Company, nothing has occurred, whether by action or failure to act, that has would reasonably be expected to adversely affect the qualification of such Company Benefit Plan.

(e)       The Company Benefit Plans have been maintained, funded and administered in accordance with their terms and applicable Law, including, without limitation, ERISA and the Code, except where the failure to so maintain, fund and administer would not reasonably be expected to have a Company Material Adverse Effect. All required payments and/or contributions (including all employer contributions and employee salary reduction contributions) have either been made or have been accrued in accordance with the terms of the applicable Company Benefit Plan and applicable Law, including to any funds or trusts established thereunder or in connection therewith. There are no pending or, to the Knowledge of the Company, threatened, suits, Legal Proceedings, disputes, claims (other than routine claims for benefits), arbitrations, audits, investigations, administrative or other proceedings relating to any Company Benefit Plan (other than for benefits payable in the ordinary course of business) that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f)        Except as expressly set forth on the applicable clause of Part 3.12(f)(i) or (ii) of the Company Disclosure Schedule, none of the Transactions, entry into this Agreement, or shareholder approval of this Agreement and/or the Transactions (either alone or in connection with any other event) will (i) result in, or cause the acceleration of, vesting in, increase of or payment of, any benefits or compensation under any Company Benefit Plan or (ii) result in any payment or benefit to any Person which would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code).  Except as set forth on Part 3.12(f)(iii) of the Company Disclosure Schedule, none of the Acquired Companies have any obligations to gross-up, indemnify or otherwise reimburse any current or former employee, director, trustee or individual independent contractor of the Acquired Companies for any Taxes incurred by such individual, including, but not limited to, Taxes incurred under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

Section 3.13  Labor Matters.  As of the date hereof, the Acquired Companies are in material compliance with all applicable Law and Orders governing labor or employment.

(a)       Except as set forth on Part 3.13 of the Company Disclosure Schedule, no Acquired Company is party to any collective bargaining agreement or similar labor agreement (excluding personal services contracts). The employees of the Acquired Companies currently are not represented by a labor union or works council and there is not, to the Knowledge of the Company, any attempt to organize any employees of the Acquired Companies (including any written demand for recognition or certification by any labor organization or group of employees of any Acquired Company). There are no representation or certification proceedings or petitions seeking a representation proceeding presently filed, or the Company’s Knowledge, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of the Company, no strike, slowdown, picketing, work stoppage or other material labor dispute by the employees of the Acquired Companies has materially affected the Acquired Companies or is being threatened in writing.

(b)       No Legal Proceeding by any employee of the Acquired Companies for unpaid wages, bonuses, commissions, employment withholding Taxes, penalties, unpaid overtime, child labor or record keeping violations is pending or, to the Knowledge of the Company, is threatened under the FLSA, the Davis Bacon Act, the Walsh Healey Act or the Service Contract Act, or any other Law. No discrimination, harassment and/or retaliation Legal Proceeding by any employee of the Acquired Companies, is pending or, to the Knowledge of the Company, is threatened against the Acquired Companies or any employee, officer or trustee of the Acquired Companies in their capacity as such, under the 1964 Civil Rights Acts, the Equal Pay Act, the ADEA, the ADA, the FMLA, the FLSA, ERISA or any other applicable Law or comparable state fair employment practices act. To the Knowledge of the Company, no wrongful discharge, retaliation, libel, slander or other Legal Proceeding by any employee of the Acquired Companies that arises out of the employment relationship between the Acquired

Companies and their respective employees is pending or, to the Knowledge of the Company, is threatened against the Acquired Companies under any applicable Law.

(c)       To the Knowledge of the Company, no employee of the Acquired Companies is in violation of any material term of any non-disclosure agreement, non-competition agreement or any other restrictive covenant agreement with a former employer relating to the right of any such employee to be employed by the Acquired Companies because of the nature of the business conducted by the Acquired Companies or to the use of trade secrets or proprietary information of others.

(d)       Within the past two (2) years, none of the Acquired Companies has implemented any plant closing or layoff of employees that (in either case) required notification under the WARN Act.

Section 3.14  Intellectual Property.

(a)       Part 3.14(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Patents, registered Marks and registered Copyrights that are owned by the Acquired Companies (“Registered Company Intellectual Property Assets”).

(b)       Except as set forth in Part 3.14(b) of the Company Disclosure Schedule and as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect:

(i)            one of the Acquired Companies exclusively owns the Company Intellectual Property Assets, free and clear of all Liens;

(ii)           all Registered Company Intellectual Property Assets have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned and, to the Knowledge of the Company, are valid and enforceable, except for issuances, registrations or applications that the applicable Acquired Company has permitted to expire or has cancelled or abandoned in its reasonable business judgment;

(iii)          there are no pending or, to the Knowledge of the Company, threatened claims in writing against the Acquired Companies alleging that the operation of the business of such the Acquired Company as currently conducted infringes the rights of any Person in or to any Intellectual Property Assets (“Third Party IP Rights”) or that any of the Company Intellectual Property Assets are invalid or unenforceable;

(iv)          to the Knowledge of the Company, the operation of the business of the Acquired Companies as currently conducted does not infringe the rights of any Person in or to any Third Party IP Rights; and

(v)           to the Knowledge of the Company, there is no infringement by any Person of any of the Company Intellectual Property Assets.

Section 3.15  Insurance.

(a)       The Company has made available to Parent the material insurance policies held by, or for the benefit of the Acquired Companies as of the date of this Agreement.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) all insurance policies maintained by the Acquired Companies are in full force and effect, (ii) all premiums due and payable thereon have been paid, and (iii) none of the Acquired Company is in breach of or default under any of such insurance policies.

(b)       From January 1, 2016 through the date hereof, none of the Acquired Companies has received any written communication notifying any of the Acquired Companies of any (i) premature cancellation or invalidation of any material insurance policy held by any Acquired Company (except with respect to policies that have been replaced with similar policies), (ii) written refusal of any coverage or rejection of any material claim under any material insurance policy held by the Acquired Companies or (iii) other than increases commencing in April 2018, material adjustment in the amount of the premiums payable with respect to any material insurance policy held by the Company.  Except as set forth in Part 3.15(b) of the Company Disclosure Schedule, as of the date hereof, there is no pending material claim by any Acquired Company against any insurance carrier under any insurance policy held by any Acquired Company.

Section 3.16  Authority; Binding Nature of Agreement.

(a)       The Company has the requisite real estate investment trust power and authority to enter into and to perform its obligations under this Agreement and, subject to the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding Company Common Shares entitled to vote on the matter at the Shareholders Meeting to approve this Agreement (the “Company Shareholder Approval”), to consummate the Transactions.  The Company Board has duly adopted resolutions unanimously (i) approving and declaring advisable this Agreement and the Mergers and the other Transactions, (ii) approving the execution, delivery and performance of this Agreement and, subject to obtaining the Company Shareholder Approval, the consummation by the Company of the Transactions, including the Company Merger, (iii) directing that, subject to the terms and conditions of this Agreement, the Company Merger be submitted to the shareholders of the Company for their approval, and (iv) resolving to, subject to the terms and conditions of this Agreement, recommend the approval of the Company Merger by the shareholders of the Company (the “Company Board Recommendation”), which resolutions, except as permitted under Section 5.2, have not been subsequently rescinded, withdrawn or modified in a manner adverse to Parent.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement other than, with respect to consummation of the Company Merger, obtaining the Company Shareholder Approval.  This Agreement has been duly executed and delivered on behalf of the Company Parties and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Parent Parties, constitutes the valid and binding obligation of the Company, enforceable against the Company Parties in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)       The Operating Partnership has the requisite power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions. The Company, as the general partner of the Operating Partnership, has (i) determined that the Transactions are in the best interests of, the Operating Partnership and its limited partners, (ii) declared that this Agreement is advisable, and (iii) authorized and approved the execution, delivery and performance of this Agreement by the Operating Partnership. The execution and delivery of this Agreement by the Operating Partnership and the consummation by the Operating Partnership of the Transactions have been duly authorized by all necessary action on the part of the Operating Partnership, and no other proceedings on the part of the Operating Partnership are necessary to authorize this Agreement or to consummate the Transactions.

Section 3.17  Vote Required.  The Company Shareholder Approval is the only vote or consent of the holders of any class of securities of the Company necessary to approve the Company Merger and the other Transactions. The Company, as the sole general partner of the Operating Partnership and as a limited partner, has approved this Agreement and the Partnership Merger, and such approval is the only approval necessary from the holders of any class of securities of the Operating Partnership for the approval of this Agreement, the Partnership Merger and the other Transactions.

Section 3.18  Non-Contravention; Consents.  Except in the case of clauses (b) and (c), for violations and defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and as set forth on Part 3.18 of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company Parties and the consummation by the Company Parties of the Transactions will not: (a) cause a violation of any of the provisions of the Organizational Documents of any Acquired Company; (b) cause a violation by the Acquired Companies of any Law applicable to the business of any Acquired Company; or (c)  require any consent, notice or approval under, violate, conflict with, result in any breach of, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, notification, cancellation, purchase or sale under or result in the triggering of any payment or creation of a Lien (other than a Company Permitted Lien) upon any of the respective properties or assets (including rights) of any Acquired Company, pursuant to, any Contract to which any Acquired Company is a party (or by which any of their respective properties or assets (including rights) are bound) or any Company Permit.  Except as may be required by the Exchange Act, the MRL, the DRULPA, the listing requirements of the NYSE, and such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Mergers, including the Proxy Statement, none of the Company Parties is required to make any filing with or to obtain any consent from any Person at or prior to the Effective Time in connection with the execution and delivery of this Agreement by the Company Parties or the consummation by the Company Parties of the Transactions, except where the failure to make any such filing or obtain any such consent would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.19  Opinion of Financial Advisor. The Company Board has received from each of (i) Citigroup Global Markets Inc. (“Citigroup”) and (ii) Goldman Sachs & Co. LLC (“Goldman Sachs”) an opinion, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, matters and limitations set forth therein, the

Merger Consideration to be paid to the holders of Company Common Shares, other than Parent or any Affiliate of Parent, pursuant to this Agreement is fair, from a financial point of view, to such holders.  A signed copy of each such opinion shall be made available to Parent as soon as practicable after receipt thereof by the Company, for information purposes only.

Section 3.20  Brokers. Except for Citigroup and Goldman Sachs, there are no investment bankers, brokers or finders that have been retained by or are authorized to act on behalf of the Company Parties who are entitled to any banking, broker’s, finder’s or similar fee or commission in connection with the Mergers and the other Transactions. The Company has made available to Parent true and complete copies of all Contracts between the Company Parties and Citigroup, and between the Company Parties and Goldman Sachs, relating to the Transactions, which agreements disclose all fees payable thereunder.

Section 3.21  Investment Company Act. None of the Acquired Companies is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 3.22  Takeover Statutes. (a) the Company Board has taken all action necessary to render inapplicable to the Company Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the Maryland General Corporation Law (the “MGCL”), (b) the restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Company Merger and (c) to the Knowledge of the Company, no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other similar antitakeover statutes or regulations enacted under state or federal Laws in the United States applicable to the Company Parties, including the DRULPA (collectively, “Takeover Statutes”) are applicable to the Mergers or the other Transactions.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

The Parent Parties hereby jointly and severally represent and warrant to the Company Parties as follows:

Section 4.1  Organization and Good Standing.

(a)       Each of the Parent Parties (i) is a limited partnership that is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Law of Delaware, (ii) has full power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted and (iii) is duly qualified or licensed to do business as a foreign Entity and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), where the failure to have such power and authority or be so qualified or licensed would not reasonably be expected to have a Parent Material Adverse Effect. Parent was formed solely for the purpose of engaging in the Transactions and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

(b)       All of the issued and outstanding limited partnership interests of Merger Sub are, and at the Company Merger Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions and it has not conducted any business prior to the date hereof and has no, and prior to the Company Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

(c)       All of the issued and outstanding limited partnership interests of Merger OP are, and at the Partnership Merger Effective Time will be, owned by Merger Sub. Merger OP was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Partnership Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

Section 4.2  Legal Proceedings; Orders.

(a)       As of the date hereof, there is no Legal Proceeding pending (or, to the knowledge of Parent, threatened) against any of the Parent Parties that is expected by Parent to have a Parent Material Adverse Effect.

(b)       As of the date hereof, there is no material Order, specific to any of the Parent Parties under which any of them is subject to ongoing obligations that is expected by Parent to have a Parent Material Adverse Effect.

(c)       As of the date hereof, to the knowledge of Parent, there is no pending or threatened investigation by any Governmental Entity with respect to any of the Parent Parties that is expected by Parent to have a Parent Material Adverse Effect.

Section 4.3  Authority; Binding Nature of Agreement.

(a)       Parent has the requisite power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions.  The execution and delivery of this Agreement by Parent and the consummation by Parent of the Transactions have been duly authorized by all necessary action on the part of Parent, and no other proceedings on the part of Parent are necessary to authorize the execution, delivery and performance by Parent of this Agreement.  This Agreement has been duly executed and delivered on behalf of the Parent Parties and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company Parties, constitutes the valid and binding obligation of the Parent Parties, enforceable against the Parent Parties in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)       Merger Sub has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions.  The execution and delivery of this Agreement by Merger Sub and the consummation by Merger

Sub of the Transactions have been duly authorized by all necessary corporate action on the part of Merger Sub, and no other corporate proceedings on the part of Merger Sub are necessary to authorize this Agreement or to consummate the Transactions.

(c)       Merger OP has the requisite power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by Merger OP and the consummation by Merger OP of the Transactions have been duly authorized by all necessary action on the part of the Parent Parties, and no other proceedings on the part of Merger OP are necessary to authorize this Agreement.

Section 4.4  Non-Contravention; Consents.  Except for violations and defaults that would not have a Parent Material Adverse Effect, the execution and delivery of this Agreement by the Parent Parties, and the consummation by the Parent Parties of the Transactions, will not: (a) cause a violation of any of the provisions of the Organizational Documents of any Parent Party or (b) assuming that all consents, approvals and authorizations described in the immediately succeeding sentence have been obtained and all filings and notifications described in the immediately succeeding sentence have been made, cause a violation by any Parent Party of any Law applicable to any Parent Party.  Except as may be required by the Exchange Act, the MRL, the DRULPA, none of the Parent Parties is required to make any filing with or to obtain any consent from any Person at or prior to the Effective Time in connection with the execution and delivery of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Mergers, except where the failure to make any such filing or obtain any such consent would not have a Parent Material Adverse Effect.  No vote of Parent’s equity holders is necessary to adopt this Agreement or to approve any of the Transactions.

Section 4.5  Not an Interested Stockholder.  None of the Parent Parties or any of their respective Affiliates, within the past five years, has beneficially owned (as defined in Rule 13d-3 under the Exchange Act) any Company Capital Shares or Partnership Units or any securities that are convertible into or exchangeable or exercisable for Company Capital Shares or Partnership Units, or holds any rights to acquire or vote any Company Capital Shares or Partnership Units, other than pursuant to this Agreement. None of the Parent Parties or any of their Subsidiaries, or the “Affiliates” or, to the knowledge of the Parent Parties, the “associates” of any such person, within the past five years, has been an “interested stockholder” of the Company, in each case as defined in Section 3-601 of the MGCL.

Section 4.6  Available Funds.  Parent has received and accepted, and has delivered to the Company, a true, correct and complete fully executed copy of the Equity Commitment Letter from the Sponsor to invest, subject to the terms and conditions therein, cash in the aggregate amount set forth therein (being referred to as the “Equity Financing”).  The Equity Commitment Letter has not been withdrawn, terminated, repudiated, rescinded, supplemented, amended or modified, no terms thereunder have been waived, and no such withdrawal, termination, repudiation, rescission, supplement, amendment, modification or waiver is contemplated.  Parent or Merger Sub has fully paid any and all commitment fees or other fees required to be paid pursuant to the terms of the Equity Commitment Letter on or before the date of this Agreement.  Assuming the Equity Financing is funded in accordance with the Equity Commitment Letter, the accuracy of the representations and warranties set forth in this

Agreement and the performance in all material respects by the Company Parties of their obligations under this Agreement, at the Closing, Parent will have sufficient cash on hand to consummate the Transactions and satisfy all of its obligations under this Agreement, including the payment of the Merger Consideration, any fees and expenses of or payable by the Parent Parties or the Surviving Entity, any payments in respect of equity compensation obligations required to be made in connection with the Mergers, and any repayment or refinancing of any outstanding Indebtedness of Parent, the Company, and their respective Subsidiaries required in connection therewith.  The Equity Commitment Letter is, as to Parent and the other parties thereto, enforceable against such Persons in accordance with its terms, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception.  The Equity Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of the parties thereto; and no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach under the Equity Commitment Letter.  Parent does not have any reason to believe that any of the conditions to the funding of the full amount of the Equity Financing will not be satisfied on a timely basis or that the full amount of the Equity Financing will not be available to Parent or Merger Sub on the date of the Closing should it occur pursuant to Section 2.3.  The Equity Commitment Letter contains all of the conditions precedent and other conditions and contingencies to the obligations of the parties thereunder to make the full amount of the Equity Financing available to Parent on the terms therein.  There are no side letters or other agreements, arrangements or understandings (written or oral) to which Parent or any of its Affiliates is a party related (directly or indirectly) to the Equity Financing other than as expressly set forth in the Equity Commitment Letter.  The obligations of the Parent Parties under this Agreement are not subject to any conditions regarding Parent’s, Merger Sub’s, their respective Affiliates’ or any other Person’s (including, for the avoidance of doubt, any of the Acquired Companies’) ability to obtain the Equity Financing.

Section 4.7  Solvency.  Assuming (a) satisfaction or waiver of the conditions to Parent’s, Merger Sub’s and Merger OP’s obligation to consummate the Mergers, (b) the accuracy of the representations and warranties of the Company Parties set forth in Article 3 hereof, and (c) the financial projections or forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, then after giving effect to all of the Transactions, including the Equity Financing, each of Parent and the Surviving Entity will be Solvent as of the Effective Time and immediately after the consummation of the Transactions.  For purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such Person, including an estimate of contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable Liabilities of such Person on its existing debts (including contingent and other Liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its Liabilities, including contingent and other Liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.8  Guarantee.  Parent has furnished the Company with a duly executed, accurate and complete copy of the Guarantee.  The Guarantee is in full force and effect.  The Guarantee is (i) a legal, valid and binding obligation of the Sponsor and (ii) enforceable in accordance with its respective terms against the Sponsor, except as enforceability may be limited by the Bankruptcy and Equity Exception.  There is no breach or default under the Guarantee by the Sponsor, and no event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a breach or default) thereunder by the Sponsor.

Section 4.9  Brokers. There are no investment bankers, brokers or finders that have been retained by or are authorized to act on behalf of the Parent Parties who are entitled to any banking, broker’s, finder’s or similar fee or commission payable by the Company or any of its Affiliates or any of their respective shareholders in connection with the Mergers and the other Transactions based upon arrangements made by and on behalf of the Parent Parties.

Section 4.10  Absence of Certain Agreements.  As of the date hereof, none of the Parent Parties nor any of their respective controlled Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any shareholder of the Company or limited partner of the Operating Partnership would be entitled to receive, in respect of any Company Common Share or Partnership Unit, consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company or limited partner of the Operating Partnership has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Proposal or (ii) pursuant to which any shareholder of the Acquired Companies has agreed to make an investment in, or contribution to, any of the Parent Parties in connection with the Transactions, in each case that would not terminate and be void concurrently with any termination of this Agreement. Other than this Agreement, the Guarantee and the Confidentiality Agreement, as of the date hereof, there are no Contracts or any commitments to enter into any Contract between Parent, Merger Sub or Merger OP or any of their respective controlled Affiliates, on the one hand, and any trustee, officer, employee or shareholder of the Company or the Operating Partnership, on the other hand, relating to the Transactions or the operations of the Surviving Entity after the Company Merger Effective Time or the Surviving Partnership after the Partnership Merger Effective Time.

Section 4.11  Compliance.  Each of the Parent Parties is in, and since January 1, 2016 has been in, compliance with all Laws applicable to its businesses, except where the failure to comply with such Laws has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  None of the Parent Parties has, during the past five years: (i) received any written notice from any Governmental Entity regarding any material violation by the Parent Parties of any Law; or (ii) provided any written notice to any Governmental Entity regarding any material violation by any of the Parent Parties of any Law, which notice in either case remains outstanding or unresolved as of the date hereof, except for such notices that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

ARTICLE 5
COVENANTS

Section 5.1  Interim Operations of the Company Parties.  The Company Parties agree that, between the date hereof and the Company Merger Effective Time or the Partnership Merger Effective Time, as applicable, except (i) to the extent Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as set forth in Part 5.1 of the Company Disclosure Schedule, (iii) as contemplated or permitted by this Agreement, (iv) as may be necessary or appropriate to carry out the Transactions, (v) as may be required to facilitate compliance with any Law or Contract, or (vi) as required by the rules or regulations of NYSE, the Company Parties shall, and shall cause their Subsidiaries to, (x) use commercially reasonable efforts to conduct their operations in the ordinary course of business consistent with past practice in all material respects and (y) use commercially reasonable efforts to maintain and preserve substantially intact the business organization of the Acquired Companies, to retain the services of their current officers and key employees, to preserve their assets and properties in good repair and condition and to preserve the goodwill and current relationships of the Acquired Companies with persons with which the Acquired Companies have significant business relations. Without limiting the foregoing, except as set forth in Part 5.1 of the Company Disclosure Schedule, as contemplated or required by any other provision of this Agreement or any Management Agreement Document to which any Acquired Company is bound or as required by applicable Law, or by any Governmental Entity of competent jurisdiction, the Company Parties shall not, nor shall they permit any of their Subsidiaries to, between the date hereof and the Company Merger Effective Time or the Partnership Merger Effective Time, as applicable, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)                                 amend any of the Acquired Companies’ Organizational Documents (whether by merger, consolidation or otherwise);

(b)                                 (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of any Acquired Company, other than (A) the payment of dividends or distributions declared prior to the date of this Agreement, (B) the declaration and payment by the Company and the Operating Partnership of the regular quarterly dividend per Company Common Share or Partnership Common Unit for the fiscal quarter ending June 30, 2018 with an anticipated declaration date on or about June 15, 2018, in accordance with past practice and in an amount not to exceed $0.225 per Company Common Share or Partnership Common Unit, (C) dividends on Company Preferred Shares in accordance with their respective terms as set forth in the Company Declaration of Trust, (D) for distributions on the Partnership Preferred Units in accordance with their respective terms, (E) dividends or distributions, declared, set aside or paid by any Acquired Company to any other Acquired Company that is, directly or indirectly, wholly owned by the Company, (F) distributions required for the Company or any Subsidiary REIT to maintain its status as a REIT under the Code or avoid the incurrence of any income or excise Taxes by the Company or any Subsidiary REIT pursuant to Section 5.15, and (G) distributions resulting from the vesting or settlement of Company Compensatory Awards set forth in Part 5.1(b) of the Company Disclosure Schedule, (ii) split, combine or reclassify any capital stock of the Acquired

Companies, (iii) except as otherwise provided in Section 5.1(c), issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of any Acquired Company, (iv) except as otherwise provided in Section 5.1(c), purchase, redeem or otherwise acquire any Company securities, except for acquisitions of Company Common Shares by the Company in satisfaction by holders of Company Compensatory Awards of applicable withholding Taxes, or (v) enter into any amendment or other modification to the material terms of any material Indebtedness for borrowed money of the Acquired Companies;

(c)                                  (i) issue, deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), sell, grant, pledge, transfer, subject to any Lien or dispose of any Company or Operating Partnership securities or any other securities convertible into or exchangeable for Company or Operating Partnership securities, other than (A) the issuance of Company Common Shares upon the settlement of Deferred Share Awards or Performance Awards that are outstanding on the date hereof, in accordance with the equity award’s terms as in effect on the date hereof, (B) the issuance of Company Common Shares upon conversion of Company Preferred Shares or upon redemption of Partnership Units, in accordance with their respective terms existing on the date hereof, or (C) grants or awards of Company securities required to be made pursuant to the terms of existing employment or other compensation agreements or arrangements in effect as of the date hereof and expressly identified on Part 5.1(c)(i)(C) of the Company Disclosure Schedule, or (ii) amend any term of any security of the Acquired Companies (in each case, whether by merger, consolidation or otherwise);

(d)                                 adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to any of the Acquired Companies;

(e)                                  except as set forth on Part 5.1(e) of the Company Disclosure Schedule, (i) increase the salary, wages, benefits, bonuses, severance or other compensation payable or to become payable to the Company’s current or former trustees or employees, except for (x) increases or payments in the ordinary course of business consistent with past practice with respect to any employee with an annual base salary below $150,000, or (y) increases required under any Company Benefit Plan or under applicable Law and expressly identified in Part 5.1(e)(i)(y) of the Company Disclosure Schedule; (ii) terminate the employment of any employee, other than for “cause,” or hire any new employee other than those for whom an offer of employment has already been extended prior to the date hereof; or (iii) enter into any new employment, loan, retention, consulting, indemnification, change-in-control, termination or similar agreement enter into, adopt, amend or terminate any Company Benefit Plan or take any action to fund, accelerate or in any way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Company Benefit Plan;

(f)                                   acquire any business, assets or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), other than (i) one or more acquisitions of personal property (and not real property) in the ordinary course of business consistent with past practice that, individually, involve a purchase price of not more than $2,500,000 and (ii) acquisitions of assets or real property pursuant to Contracts listed in Part 5.1(f) of the Company Disclosure Schedule;

(g)                                  sell, lease, license, pledge, transfer, ground lease, subject to any Lien or otherwise dispose of any material assets or material properties except (i) pursuant to existing Contracts, (ii) Permitted Liens incurred in the ordinary course of business, (iii) sales of inventory or used equipment in the ordinary course of business, or (iv) other than with respect to any real property (including any Company Real Property) in cases that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(h)                                 change any of the accounting methods used by the Company Parties materially affecting their assets, Liabilities or business, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act or as otherwise specifically disclosed in the Company SEC Documents filed prior to the date hereof;

(i)                                     (i) incur, assume, refinance or guarantee any long-term or short-term Indebtedness or issue any debt securities, except (A) for borrowings and guarantees under the Company’s or any of its Subsidiaries’ current credit facilities in the ordinary course of business (including to the extent necessary to pay dividends permitted by Section 5.1(b)), or (B) in respect of Indebtedness owing by any wholly owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than any Acquired Company); (iii) prepay any Indebtedness, except for (A) repayments of Indebtedness in the ordinary course of business (specifically excluding the loans secured, directly or indirectly, by any Company Real Property), and (B) mandatory payments under the terms of any Indebtedness in accordance with its terms, or (iv) make loans, advances or capital contributions to or investments in any Person (other than (x) as required by any joint venture agreement or (y) as permitted pursuant to Section 5.1(j);

(j)                                    make any capital expenditures or enter into any Contract for any renovation, construction or capital expenditure other than (i) capital expenditures set forth in the capital expenditure budget set forth on Part 5.1(j) of the Company Disclosure Schedule; provided, however, that the Company shall not commit capital of $1,000,000 or more to any project referred to in such capital expenditure budget without the prior written consent of Parent, (ii) capital expenditures required by Law, (iii) expenditures permitted to be made by Management Companies from reserved funds pursuant to and as permitted under the Management Agreement Documents, (iv) emergency capital expenditures in any amount that the Company determines is necessary in its reasonable judgment to maintain its ability to operate its businesses in the ordinary course, (v) capital expenditures in any amount not exceeding $5,000,000 in the aggregate for all projects of the Acquired Companies; provided that the Company shall consult in good faith with Parent before undertaking any capital expenditures exceeding $20,000 per key at any Company Real Property, and (vi) Contracts related to capital expenditures permitted by clauses (i) through (v);

(k)                                 settle or compromise any claim or Legal Proceeding (whether or not commenced prior to the date of this Agreement), other than any Legal Proceeding providing solely for the payment of an amount less than $2,000,000 individually or $5,000,000 in the aggregate (net of any amount covered by insurance or indemnification), but in no event shall the Acquired Companies settle any Transaction Litigation except in accordance with the provisions of Section 5.11;

(l)                                     enter into any new line of business;

(m)                             fail to maintain in full force and effect material insurance policies or comparable replacement policies covering Acquired Companies and their respective properties, assets and businesses in a form and amount consistent with past practice;

(n)                                 (i) amend in any material respect or terminate, or waive compliance with the material terms of or material breaches under, or assign, or renew or extend (except as may be required under the terms thereof) any Material Space Lease or Material Company Lease, (ii) enter into, amend, terminate, or waive compliance with the terms of or breaches under, or assign, or renew or extend (except as may be required under the terms thereof) any other Material Contract or (iii) enter into a new Contract that, if entered into prior to the date of this Agreement, would have been a Company Material Contract;

(o)                                 (i) initiate or consent to any material zoning reclassification of any Company Real Property or any material change to any approved site plan (in each case, that is material to such Company Real Property or plan, as applicable), special use permit or other land use entitlement affecting any material Company Real Property in any material respect or (ii) amend, modify or terminate, or authorize any Person to amend, modify, terminate or allow to lapse, any material Company Permit;

(p)                                 except in each case to the extent the Company determines, after prior consultation with Parent, that such action is reasonably necessary to preserve the status of the Company as a REIT or to preserve the status of any Company Subsidiary as a REIT, partnership, disregarded entity, TRS, or QRS for U.S. federal income tax purposes, file any material Tax Return materially inconsistent with past practice, make or change any material Tax election (it being understood and agreed, for the avoidance of doubt, that nothing in this Agreement shall preclude the Company from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code), settle or compromise any material Tax claim or assessment by any Governmental Entity, change any accounting method with respect to Taxes, enter into any closing agreement with a taxing authority, surrender any right to claim a refund of a material amount of Taxes or consent (other than in the ordinary course of business) to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(q)                                 enter into or amend any Tax Protection Agreement or take any action or fail to take any action that would violate or be inconsistent with any Tax Protection Agreement or otherwise give rise to a material liability with respect thereto; or

(r)                                    authorize, commit or agree to take any of the foregoing actions.

Notwithstanding the foregoing, nothing contained in this Agreement shall give to the Parent Parties, directly or indirectly, rights to control or direct the operations of the Acquired Companies prior to the Effective Time. In addition, notwithstanding the foregoing, nothing in this Section 5.1 shall restrict the Acquired Companies from, or require the consent of Parent prior to, engaging in any transaction or entering into any agreement exclusively among the Acquired Companies.

Section 5.2  No Solicitation.

(a)                                 The Company will not, and shall cause each of its Subsidiaries and its and their officers, trustees and directors not to, and will not authorize and shall use commercially reasonable efforts to cause its and their other Representatives not to:

(i)                                     solicit, initiate, or knowingly encourage or knowingly facilitate the submission or announcement of any Acquisition Proposal or Acquisition Inquiry (including by approving any transaction, or approving any Person acquiring Company Capital Shares such that the Person does not become an “interested stockholder,” for purposes of the MGCL);

(ii)                                  furnish any non-public information regarding the Acquired Companies to any Third Party with respect to an Acquisition Proposal or Acquisition Inquiry;

(iii)                               engage in or otherwise participate in any discussions or negotiations with any Third Party with respect to any Acquisition Proposal or Acquisition Inquiry;

(iv)                              otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or Acquisition Inquiry;

(v)                                 terminate, waive, amend, release or modify any provision of, grant permission under, or take any other action having a similar effect with respect to, any standstill, confidentiality or similar agreement to which the Acquired Companies is a party, except to the extent necessary to allow the counterparty thereof to make a private Acquisition Proposal to the Company Board in accordance with this Agreement;

(vi)                              provide any further information with respect to the Acquired Companies or any Acquisition Proposal (and shall turn off any data rooms maintained by the Company) to any Third Party or its Representatives;

(vii)                           approve or recommend an Acquisition Proposal or enter into any Alternative Acquisition Agreement; or

(viii)                        resolve, propose or agree to do any of the foregoing;

provided, however, that, notwithstanding anything to the contrary contained in this Agreement, but subject to the Company’s compliance with the provisions of this Section 5.2, prior to obtaining the Company Shareholder Approval, the Company and its Representatives may

engage in any such discussions or negotiations and provide any such information in response to an unsolicited bona fide written Acquisition Proposal made after the date of this Agreement (that did not result from a breach of this Section 5.2) if: (A) prior to providing any non-public information regarding the Company to any Third Party in response to an Acquisition Proposal, the Company receives from such Third Party (or there is then in effect with such party) an executed Acceptable Confidentiality Agreement, a copy of the executed Acceptable Confidentiality Agreement shall be provided to Parent promptly (and, in any event, within twenty-four (24) hours); and (B) the Company Board (or a committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal.  Promptly (and, in any event, within twenty-four (24) hours) with providing any non-public information to such Third Party, the Company shall make such non-public information available to Parent (to the extent such non-public information has not been previously made available to Parent).

(b)                                 If the Company receives an Acquisition Proposal or Acquisition Inquiry, then the Company shall:

(i)                                     promptly (and in no event later than twenty-four (24) hours after receipt of such Acquisition Proposal or Acquisition Inquiry): (1) notify Parent in writing of such Acquisition Proposal or Acquisition Inquiry; (2) identify the Third Party or group making such Acquisition Proposal or Acquisition Inquiry; (3) indicate the material terms and conditions of such Acquisition Proposal or Acquisition Inquiry, to the extent known, and (4) provide to Parent copies of any such Acquisition Proposal or Acquisition Inquiry made in writing and any proposed agreements related thereto;

(ii)                                  promptly (and in no event later than twenty-four (24) hours) notify Parent in writing if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information to any Third Party in each case in accordance with Section 5.2; and

(iii)                               keep Parent reasonably informed, on a reasonably prompt basis, of any material change to the status and any change to the financial and other material terms of any and all Acquisition Proposals or Acquisition Inquiries it has received (including any amendments and updates thereto), including by providing a copy of all written proposals, offers, drafts of proposed agreements or correspondence relating thereto. Neither the Company nor any of its Subsidiaries shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to Parent.

(c)                                  Neither the Company Board nor any committee thereof shall, except as permitted by this Section 5.2: (i) withdraw, withhold, modify, amend or qualify, in a manner adverse to the Parent Parties, the Company Board Recommendation; (ii) adopt, endorse, approve, recommend or otherwise declare advisable any Acquisition Proposal; (iii) fail to include the Company Board Recommendation in the Proxy Statement; (iv) if any Acquisition Proposal (other than an Acquisition Proposal in the circumstances described in clause “(v)” below) has been made public, fail to publicly affirm or reaffirm the Company Board

Recommendation upon request of Parent within five (5) Business Days after the date an Acquisition Proposal shall have been publicly announced (or if the Shareholders Meeting is scheduled to be held within five (5) Business Days from the date an Acquisition Proposal is publicly announced, promptly and in any event prior to the date on which the Shareholders Meeting is scheduled to be held); provided that Parent may make any such request only once with respect to such Acquisition Proposal unless such Acquisition Proposal is subsequently materially modified in which case Parent may make such request once each time such material modification is made is; (v) fail to publicly recommend against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s shareholders) within ten (10) Business Days after the commencement of such tender or exchange offer; (vi) publicly propose or publicly announce an intention to take any of the foregoing actions (any action described in clause “(i)” through clause “(vi)” being referred to as a “Change in Recommendation”); or (vii) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit any Acquired Company to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other Contract (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 5.2(a)) contemplating an Acquisition Proposal or requiring the Company or the Operating Partnership to abandon, terminate or fail to consummate the Transactions (any such agreement, an “Alternative Acquisition Agreement”) or otherwise resolve or agree to do so.

(d)                                 Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Company Shareholder Approval, the Company Board may:

(i)                                     make a Change in Recommendation in response to an unsolicited written bona fide Acquisition Proposal and/or terminate this Agreement pursuant to Section 7.1(h) if and only if: (A) such Acquisition Proposal is not withdrawn and the Company is not in breach of this Section 5.2; (B) the Company Board (or a committee thereof) determines in good faith after consultation with the Company’s outside legal counsel and financial advisor, (1) that such Acquisition Proposal would, if this Agreement was not amended or an alternative transaction with Parent were not entered into, constitute a Superior Proposal and (2) that in light of such Acquisition Proposal, a failure to make a Change in Recommendation and/or to cause the Company to terminate this Agreement pursuant to Section 7.1(h), absent revision to the terms of this Agreement as contemplated in clause “(D)” below, would be inconsistent with the Company Board’s fiduciary obligations to the Company’s shareholders under applicable Law; (C) the Company delivers to Parent a written notice (a “Superior Proposal Notice”) that includes (1) a statement that the Company Board intends to make a Change in Recommendation and/or terminate this Agreement pursuant to Section 7.1(h) as described above, (2) the identity of the Third Party or group making the Acquisition Proposal and (3) all material terms and conditions of the Acquisition Proposal (including copies of all material documents, relevant proposed agreements, amendments and financing commitments, relating to the proposed Alternative Acquisition Agreement); (D) during the four (4) Business Day period commencing on the date of Parent’s receipt of such Superior Proposal Notice, the Company shall have made its Representatives reasonably available for the purpose of engaging in negotiations and shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of this Agreement or a possible alternative transaction so that the Acquisition Proposal that is the subject of the Superior Proposal Notice ceases to constitute a Superior Proposal; (E) after the expiration of the negotiation period described in clause “(D)” above, the Company Board (or a committee thereof) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor, and after taking into account any amendments to this Agreement proposed in writing by the Parent Parties as a result of the negotiations contemplated by clause “(D)” above, that (1) such Acquisition Proposal continues to constitute a Superior Proposal, and (2) the failure to make a Change in Recommendation and/or terminate this Agreement pursuant to Section 7.1(h) would be inconsistent with the Company Board’s fiduciary obligations to the Company’s shareholders under applicable Law; and (F) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Acquisition Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause “(C)” above and a new notice period shall commence (except that the four (4) Business Day notice period referred to in clause “(D)” above shall instead be equal to the longer of (1) two (2) Business Days and (2) the period remaining under the notice period under clause “(D)” immediately prior to the delivery of such additional notice under this clause “(F)” during which time the Company shall be required to comply with the requirements of this Section 5.2 anew with respect to such additional notice); or

(ii)                                  make a Change in Recommendation not related to an Acquisition Proposal if: (A) any material change in circumstances with respect to the Company and its Subsidiaries, taken as a whole that, in each case, occurred or arose after the date hereof, which (x) was not known by, nor reasonably foreseeable to, the Company Board as of, or prior to, the date hereof and (y) becomes known to the Company Board prior to the Company Shareholder Approval (any such material change in circumstances described in this clause (A) referred to as a “Change in Circumstances”); provided, however, that none of the following will constitute, or be considered in determining whether there has been, a Change in Circumstances: (1) the receipt by the Company of, existence of or terms of an Acquisition Proposal or Acquisition Inquiry or any matter relating thereto or consequence thereof, (2) any change in Law or GAAP, (3) changes, in and of itself, in the market price or trading volume of the Company Common Shares or the credit rating of the Company or (4) the fact that, in and of itself, the Company meets or exceeds internal or public projections or forecasts or estimates of revenues, earnings or other financial results for any period; (B) the Company Board (or a committee thereof) determines in good faith, after consultation with its outside legal counsel, that, in light of such Change in Circumstances, a failure to effect a Change in Recommendation would be inconsistent with the Company Board’s fiduciary obligations to the Company’s shareholders under applicable Laws; (C) such Change in Recommendation is not effected prior to the fourth (4th) Business Day after Parent receives written notice from the Company that includes (1) a statement confirming that the Company Board intends to effect such Change in Recommendation and (2) a reasonably detailed description of the

Change in Circumstances; (D) during such four (4) Business Day period, if requested by Parent, the Company engages in good faith negotiations, and shall have caused its Representatives to engage in good faith negotiations, with Parent to amend this Agreement, or to enter into an alternative transaction in order to obviate the need to make such Change in Recommendation; and (E) at the end of such four (4) Business Day period, the Company Board (or a committee thereof) determines in good faith, after consultation with its outside legal counsel and after taking into account any amendments to this Agreement proposed in writing by the Parent Parties as a result of the negotiations contemplated by clause “(D)” above, that, in light of such Change in Circumstances, a failure to effect a Change in Recommendation would continue to be inconsistent with the Company Board’s fiduciary obligations to the Company’s shareholders under applicable Law.

(e)                                  The Company agrees that all references to the Company or the Company Board in this Section 5.2 shall include its Representatives, all references to the Company in this Section 5.2, shall include the Company Board and any breach of this Section 5.2 by the Company Board or any Representatives of the Company or the Company Board will be deemed to be a breach of this Agreement by the Company.

(f)                                   Nothing contained in this Section 5.2 or elsewhere in this Agreement shall prohibit the Company, the Company Board or its Representatives from: (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, provided that any such disclosure does not contain an express Change in Recommendation; (ii) disclosing to the Company’s shareholders any factual information regarding the business, financial condition or results of operations of the Company or the fact that an Acquisition Proposal has been made, the identity of the party making such Acquisition Proposal or the material terms of such Acquisition Proposal, in each case, that the Company Board (or a committee thereof) determines in good faith (after consultation with its outside legal counsel) is required under applicable Law (it being understood that disclosure under this clause (ii) shall not limit or otherwise affect the obligations of the Company or the Company Board (or any committee thereof) under this Agreement and no such disclosure shall, taken by itself, be deemed to be a Change in Recommendation); or (iii) communicating in writing with any Third Party (or the Representatives of such Person) that makes any Acquisition Proposal or Acquisition Inquiry to the extent necessary to direct such Third Party to the provisions of this Section 5.2; provided, however, that (A) the Company Board shall not make any Change in Recommendation except in accordance with Section 5.2(d) and (B) any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this sentence must be subject to the terms and conditions of this Agreement and that nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Change in Recommendation.

(g)                                  The Company will, and shall cause each of its Subsidiaries and its and their officers, trustees and directors to, and shall direct its and their other Representatives to, immediately cease any solicitations, discussions, negotiations or communications with any Person that may be ongoing with respect to any Acquisition Proposal.

Section 5.3  Preparation of Proxy Statement; Shareholders Meeting; Vote of Parent.

(a)                                 As promptly as reasonably practicable (but no later than thirty (30) days) after the execution of this Agreement, the Company shall prepare a proxy statement in preliminary form for the Shareholders Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”) and, after consultation with, and approval by, Parent (which shall not be unreasonably withheld or delayed), file the preliminary Proxy Statement with the SEC.  The Company shall use commercially reasonable efforts to (i) obtain and furnish the information required to be included by the SEC in the Proxy Statement, and respond promptly to any comments made by the SEC with respect to the Proxy Statement, and (ii) promptly upon the earlier of (A) receiving notification that the SEC is not reviewing the preliminary Proxy Statement and (B) the conclusion of any SEC review of the preliminary Proxy Statement, cause the definitive Proxy Statement to be mailed to the Company’s shareholders and, if necessary, after the definitive Proxy Statement shall have been so mailed, promptly circulate amended or supplemental proxy materials and, if required in connection therewith, resolicit proxies.  The Company shall notify Parent and Merger Sub promptly upon the receipt of any comments from the SEC or its staff or any other Government Officials and of any request by the SEC or its staff or any other Government Officials for amendments or supplements to the Proxy Statement and shall supply the others with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, or its staff or any other Government Officials, on the other hand, with respect to the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing to the Company in writing upon request any and all information relating to Parent, Merger Sub and their respective Affiliates as may be required to be set forth in the Proxy Statement under applicable Law. The Proxy Statement shall contain the Company Board Recommendation, except to the extent that the Company Board shall have effected a Change in Recommendation, as permitted by and determined in accordance with Section 5.2. Parent shall ensure that such information supplied by it in writing for inclusion in the Proxy Statement will not, on the date it is first mailed to shareholders of the Company and at the time of the Shareholders Meeting or filed with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto), or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and shall consider Parent’s comments in good faith. The Company shall ensure that the Proxy Statement (i) will not on the date it is first mailed to shareholders of the Company and at the time of the Shareholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

(b)                                 If at any time prior to the Shareholders Meeting any event or circumstance relating to the Company or Parent or any of their respective Subsidiaries, or their respective officers, trustees or directors, should be discovered by the Company or Parent, as the case may be, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company or Parent, as the case may be, shall promptly inform the other party hereto, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the Company’s shareholders. All documents that the Company is responsible for filing with the SEC in connection with the Mergers will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

(c)                                  As promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Company shall, in accordance with applicable Law and the Company’s Organizational Documents, duly call, give notice of, convene and hold a special meeting of the Company’s shareholders (including any adjournments and postponements thereof, the “Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval; provided that notwithstanding anything else to the contrary herein, that the Company may postpone or adjourn the Shareholders Meeting after consultation with Parent (A) with the consent of Parent, (B) for the absence of a quorum, (C) to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Company Common Shares within a reasonable amount of time in advance of the Shareholders Meeting, or (D) to allow additional solicitation of votes in order to obtain the Company Shareholder Approval; provided that, in the case of clause (B) and this clause (D), without the written consent of Parent, in no event shall the Shareholders Meeting (as so postponed or adjourned) be held on a date that is more than thirty (30) days after the date for which the Shareholders Meeting was originally scheduled.  Unless the Company Board or any committee thereof has withdrawn the Company Board Recommendation in compliance with Section 5.2, the Company, through the Company Board, shall recommend to holders of the Company Common Shares that they vote in favor of the Company Merger so that the Company may obtain the Company Shareholder Approval and the Company shall use its commercially reasonable efforts to solicit the Company Shareholder Approval (including by soliciting proxies from the Company’s shareholders) and shall take all other action necessary or advisable to secure the Company Shareholder Approval.  The Company shall keep Parent reasonably informed with respect to proxy solicitation results as reasonably requested by Parent.  Unless this Agreement is terminated in accordance with Article 7, (x) the Company shall not submit to the vote of its shareholders any Acquisition Proposal and (y) the obligation of the Company to duly call, give notice of, convene and hold the Shareholders Meeting and mail the Proxy Statement (and any amendment or supplement thereto that may be required by Law) to the Company’s shareholders shall not be affected by an Change in Recommendation.

Section 5.4  Filings; Other Action.

(a)                                 Each of the Company Parties and the Parent Parties shall: (i) as promptly as practicable make and effect all registrations, filings and submissions required to be made or effected by it or otherwise advisable pursuant to the Exchange Act and other applicable Law with respect to the Mergers; (ii) use commercially reasonable efforts to obtain all consents and approvals required from Third Parties in connection with the Transactions; and (iii) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the Transactions, including if necessary the divestiture, hold separate or other disposition of any asset or business of the Parent Parties or the Acquired Companies; provided, however, that (A) without the prior written consent of Parent, in no event shall any Company Party (x) take any action referenced in clause (iii) above relating to the divestiture, holding separate or other disposition of any asset or business of the Parent Parties or the Acquired Companies, or (y) pay any fee, penalty or other consideration, make any commitment or incur any Liability to any Person for any consent or approval in connection with the Transactions and (B) in no event shall any of the Parent Parties or any of their Affiliates be required to pay any fee, penalty or other consideration, make any commitment or incur any Liability to any Person for any consent or approval in connection with the Transactions. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.4 or elsewhere in this Agreement shall require the Parent Parties to take or agree to take any action with respect to any of their Affiliates, including selling, divesting, conveying, holding separate, or otherwise limiting its freedom of action with respect to any assets, rights, products, licenses, businesses, operations, or interest therein, of any such Affiliates or any direct or indirect portfolio companies (as such term is understood in the private equity industry) of investment funds advised or managed by one or more Affiliates of the Parent Parties. In the event that any party fails to obtain any such consent or approval, the parties shall use commercially reasonable efforts to minimize any adverse effect upon the Company and Parent and their respective Affiliates and business resulting, or which would reasonably be expected to result, after the Effective Time, from the failure to obtain such consent.

(b)                                 Without limiting the generality of anything contained in Section 5.4(a), subject to applicable Law, each party shall: (i) give the other parties prompt written notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other Transactions; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding; and (iii) promptly inform the other parties of (and provide copies of) any communication to or from any Governmental Entity and keep the other parties reasonably informed regarding any substantive communications to or from a third party, in each case regarding the Mergers or other Transactions.  Each party hereto will have the right to review in advance, and each party will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Entity in connection with the Transactions.  In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding, each party will permit authorized Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted in writing to any Governmental Entity in connection with such request, inquiry, investigation, action or Legal Proceeding.

(c)                                  In the event that any Legal Proceeding is commenced challenging the Mergers or any of the other Transactions and such Legal Proceeding seeks, or would reasonably be expected to seek, to prevent the consummation of the Mergers or the other Transactions, the Parent Parties and the Company Parties shall use reasonable best efforts to resolve any such Legal Proceeding and each of the Parent Parties and the Company Parties shall cooperate with each other and use their respective reasonable best efforts to contest any such Legal Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Mergers or the other Transactions.

Section 5.5  Access.  Upon reasonable advance notice, the Company shall, and shall cause each of its Subsidiaries to, (x) afford Parent’s Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to all properties, facilities, officers, offices and other facilities, and books and records of the Acquired Companies and, during such period, the Company shall furnish promptly to Parent all readily available information concerning its business, properties, Contracts, assets and liabilities of the Acquired Companies as Parent may reasonably request and (y) permit such inspections as Parent may reasonably require and promptly furnish Parent with such financial and operating data and other information with respect to the business, properties and personnel of the Company and each of its Subsidiaries as Parent may reasonably request; provided, however, that the Acquired Companies shall not be required to permit any inspection or other access, or to disclose any information, that in the reasonable judgment of the Company could: (a) violate any obligation of the Acquired Companies with respect to confidentiality, non-disclosure or privacy to a Third Party; (b) jeopardize protections afforded to any of the Acquired Companies under the attorney-client privilege or the attorney work product doctrine, and in any such event, the parties hereto will use commercially reasonable efforts to make appropriate substitute disclosure arrangements; (c) violate any Law; or (d) materially interfere with the conduct of the Acquired Companies’ business (provided that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in clauses (a) through (d)).  No investigation pursuant to this Section 5.5 shall affect or be deemed to qualify, modify or limit any representation or warranty in this Agreement of any party or any condition to the obligations of the parties. All requests for access pursuant to this Section 5.5 must be directed to the Chief Executive Officer of the Company or another Person designated in writing by the Company. All information obtained by Parent and its Representatives pursuant to this Section 5.5 shall be treated as “Evaluation Material” of the Acquired Companies for purposes of the Confidentiality Agreement.

Section 5.6  Interim Operations of Merger Sub and Merger OP.  During the period from the date hereof through the earlier of the Effective Time or the date of termination of this Agreement, Merger Sub and Merger OP shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 5.7  Publicity.  The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter the Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed; provided, however, that (i) a party may, without the prior consent of the other parties hereto, issue such press release or make such public statement as may be required by Law or Order or the applicable rules of NYSE if it has provided the other party with an opportunity to review and comment (and the parties shall cooperate as to the timing and contents of any such press release or public statement) upon any such press release or public statement, and (ii) the Company will not be obligated to engage in such consultation with respect to communications that are (1) principally directed to employees, customers, partners or vendors so long as such communications are consistent with previous releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party), or (2) relating to a Change in Recommendation or “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case, made in accordance with Section 5.2.

Section 5.8  Other Employee Benefits.

(a)                                 For a period of not less than twelve (12) months after the Closing Date, Parent shall or shall cause the Surviving Entity to provide to each employee of the Acquired Companies who continues employment with Parent or the Surviving Entity following the Effective Time (each, a “Continuing Employee”) with (i) a base salary and annual cash bonus opportunity that are each no less favorable than the base salary and annual cash bonus opportunity, in each case, as provided to such Continuing Employee immediately prior to the Effective Time and (ii) other compensation and benefits (including severance benefits, paid-time off and health insurance, but excluding equity-based compensation and long-term incentive compensation) that are substantially comparable, in the aggregate, to the other compensation and benefits provided to each such Continuing Employee immediately prior to the Effective Time.

(b)                                 Parent shall cause the Surviving Entity to ensure that, as of the Effective Time, each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, benefit accrual, vacation entitlement and severance benefits) for service with the Acquired Companies (or predecessor employers to the extent the Company provides such past service credit) under the comparable employee benefit plans, programs and policies of Parent or the Surviving Entity, as applicable, in which such employees became participants; provided, however, that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits.  As of the Effective Time, Parent shall, or shall cause the Surviving Entity to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable Company Benefit Plan as of the Effective Time.  With respect to each health or welfare benefit plan maintained by Parent or the Surviving Entity for the benefit of Continuing Employees, Parent shall cause the Surviving Entity to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Benefit Plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Parent or the Surviving Entity, as applicable, for the plan year in which the Effective Time occurs.

(c)                                  From and after the Closing Date, Parent shall honor, and shall cause the Surviving Entity and their respective Subsidiaries to honor, in accordance with its terms, (i) each existing (as of immediately prior to the Effective Time) employment, change in control, retention, severance and termination protection plan, policy or agreement of or between the Acquired Companies and any current or former officer, trustee, director or employee of that company, in each case as set forth on Part 5.8(c)(i) of the Company Disclosure Schedule, (ii) all obligations in effect as of the Effective Time under any equity-based, bonus or compensation deferral plans, programs or agreements of the Acquired Companies or their respective Affiliates and (iii) all vested and accrued benefits under any Company Benefit Plan.  Parent acknowledges and agrees that the Transactions shall constitute a “change in control” for purposes of each Company Benefit Plan that uses such term or a similar term, including without limitation those agreements set forth on Part 5.8(c)(ii) of the Company Disclosure Schedule (the “Specified Agreements”).  Parent shall, and shall cause the Surviving Company to, comply with their respective obligations set forth in Part 5.8(c)(iii) of the Company Disclosure Schedule.  If directed by Parent in writing at least ten (10) Business Days prior to the Effective Time, the Company shall terminate any and all Company Benefit Plans intended to qualify under Section 401(k) of the Code, effective not later than the Business Day immediately preceding the Effective Time. In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolutions of the Company Board (the form and substance of which shall be subject to review and reasonable approval by Parent).

(d)                                 Nothing in this Section 5.8 or elsewhere in this Agreement is intended nor shall be construed to (i) be treated as an amendment to any particular Company Benefit Plan, (ii) prevent Parent or the Surviving Entity from amending or terminating any of its benefit plans in accordance their terms, (iii) create a right in any employee to employment with Parent or the Surviving Entity, or (iv) create any third-party beneficiary rights in any employee of any Acquired Company with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Company or the Surviving Entity or under any benefit plan which Parent, the Company or the Surviving Entity may maintain.

Section 5.9  Indemnification; Directors’ and Officers’ Insurance.

(a)                                 For a period of six (6) years from and after the Effective Time, Parent shall, or shall cause the Surviving Entity to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company’s officers’ and directors’ liability insurance policy (accurate and complete copies of which have been made available to Parent) on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that in satisfying its obligation under this Section 5.9(a), neither Parent nor the Surviving Entity shall be obligated to pay an aggregate amount for such insurance policy in excess of 300% of the amount per annum the Company paid in its last full fiscal year prior to the date hereof (the “Current Premium”) and if such aggregate amount for such insurance policy would at any time exceed 300% of the Current Premium, then the Surviving Entity shall cause to be maintained policies of insurance that, in the Surviving Entity’s good faith judgment, provide the maximum coverage available at an aggregate amount for such insurance policy equal to 300% of the Current Premium.  Except as set forth on Part 5.9(a) of the Company Disclosure Schedule, prior to the Effective Time, and in lieu of maintaining insurance policies pursuant to this Section 5.9(a), Parent shall have the option to cause coverage to be extended under the Company’s officers’ and directors’ liability insurance policy by obtaining a “tail” policy or policies, on terms and conditions no less favorable than the Company’s existing officers’ and directors’ liability insurance policy, which provide such Persons currently covered by such policy with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time; subject to the limitations set forth in the provisos above in this Section 5.9(a) and such “tail” policy or policies shall satisfy the provisions of this Section 5.9(a).  If such prepaid policies have been obtained prior to the Effective Time, the Surviving Entity shall (and Parent shall cause the Surviving Entity to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b)                                 From and after the Effective Time, each of Parent and the Surviving Entity shall: (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a trustee, director or officer of the Company or of a Subsidiary of the Company (each an “Indemnified Party”) for any and all costs and expenses (including reasonable fees and expenses of legal counsel, which shall be advanced as they are incurred; provided that the Indemnified Party shall have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification under this Section 5.9(b)), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any action, suit or Legal Proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such trustee, director or officer or an employee or agent of any of the Acquired Companies or otherwise in connection with any action taken or not taken at the request of any of the Acquired Companies at, or at any time prior to, the Effective Time or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a trustee, director, officer, employee, agent, trustee or fiduciary at the request of the Company (including in any capacity with respect to any employee benefit plan) at, or at any time prior to, the Effective Time, in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened (including any Indemnified Party Proceeding relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable Law; provided, that Parent and the Surviving Entity shall not be (x) liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) or (y) obligated under this Section 5.9(b) to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single Legal Proceeding except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such Indemnified Parties shall have conflicting interests in the outcome of such Legal Proceeding; and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (1) each indemnification agreement set forth on Part 5.9(b) of the Company Disclosure Schedule and in effect as of the date hereof between the Company and any Indemnified Party; and (2) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the Organizational Documents of the Acquired Companies as in effect on the date hereof.  Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by Indemnified Parties in connection with their enforcement of their rights provided under this Section 5.9. Parent’s and the Surviving Entity’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c)                                  If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, or if Parent dissolves the Surviving Entity, then, and in each such case Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Entity shall assume the obligations set forth in this Section 5.9.

(d)                                 The provisions of this Section 5.9 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any Organizational Documents, by Contract or otherwise. The obligations of Parent and the Surviving Entity under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect in any material respect the rights of any Indemnified Party unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Section 5.9). Nothing in this Agreement, including this Section 5.9, is intended to, shall be construed to or shall release, waive or impair any rights to trustees’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.10  Section 16 Matters.  Prior to the Effective Time, the Company shall, and shall be permitted to, take all such steps as may reasonably be necessary to cause the Transactions, including any dispositions of Company Common Shares or Partnership Common Units (including any shares subject to Company Compensatory Awards) by each Person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act.

Section 5.11  Transaction Litigation.  The Company shall as promptly as reasonably practicable notify Parent in writing of, and shall give Parent the opportunity to participate in the defense, negotiations and settlement of, any Transaction Litigation brought or, to the Knowledge of the Company, threatened in writing, shall keep Parent reasonably informed with respect to the status thereof and shall give consideration to Parent’s advice with respect to such Transaction Litigation.  The Company shall give Parent and its Representatives a reasonable opportunity to review, and shall consider in good faith all reasonable comments, on all material filings or responses to be given to any Third Party or Governmental Entity in connection therewith. None of the Acquired Companies shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation unless Parent shall have consented in writing (such consent not to be unreasonably conditioned, withheld or delayed). Without otherwise limiting the Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such Indemnified Parties prior to the Effective Time to defend any Transaction Litigation.

Section 5.12  Financing and Cooperation.

(a)                                 Prior to the Closing Date, upon the request of the Company, Parent shall keep the Company reasonably informed in reasonable detail of the status of its efforts to arrange the Debt Financing (as defined below).  The Parent Parties acknowledge and agree that the obtaining of the Debt Financing is not a condition to Closing and the consummation of the Transactions shall not be conditioned on, or delayed or postponed as a result of the obtaining of (or the failure to obtain) the Debt Financing.

(b)                                 Prior to the Closing Date, the Company shall use its commercially reasonable efforts to provide, and shall cause each of its Subsidiaries to use its commercially reasonable efforts to provide, to Parent and Merger Sub, in each case at Parent’s sole expense, all cooperation reasonably necessary and customary in connection with the arrangement of debt financing with respect to the Company, the Acquired Companies or the Company Real Property (collectively, the “Debt Financing”), reasonably requested in writing by Parent, including using commercially reasonable efforts to (i) upon reasonable notice, cause management of the Acquired Companies with appropriate seniority and expertise to participate in a reasonable number of meetings and presentations with prospective lenders and rating agencies at reasonable times and locations mutually agreed, (ii) assist with the preparation of materials for customary rating agency presentations and bank information memoranda and similar documents reasonably necessary in connection with the Debt Financing and provide reasonable cooperation with the due diligence efforts of any source of any Debt Financing to the extent reasonable and customary, (iii) furnish Parent and its potential debt financing sources for the Debt Financing (the “Lenders”) reasonably promptly upon written request with such financial, statistical and other pertinent information and projections relating to the Acquired Companies as may be reasonably requested by Parent and reasonably available and prepared by or for the Acquired Companies (or made available to the Acquired Companies pursuant to the Management Agreement Documents) in the ordinary course of business; (iv) assist with the preparation of customary definitive loan documentation contemplated by the Debt Financing (including schedules), including executing and delivering any customary guarantee, pledge and security documents (provided that any such documents or agreements and any obligations contained in such documents shall be effective no earlier than as of the Effective Time); (v) provide to Parent upon written request all documentation and other information with respect to the Company and the Acquired Companies required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act in connection with the Debt Financing, (vi) as may be reasonably requested by Parent to facilitate the Debt Financing, following the obtainment of the Company Shareholder Approval, form new direct and indirect wholly owned Subsidiaries of the Company and the other Acquired Companies pursuant to documentation reasonably satisfactory to Parent and the Company, (vii) as may be reasonably requested by Parent, and no earlier than immediately prior to the Effective Time on the Closing Date and provided such actions would not adversely affect the Tax status of the Company or any of its Subsidiaries or cause the Company to be subject to additional Taxes that are not indemnified by Parent under Section 5.12(d), transfer or otherwise restructure its ownership of existing Acquired Companies, properties or other assets, in each case, pursuant to documentation reasonably acceptable to Parent and the Company, (viii) subject to the confidentiality requirements of Section 5.12(e), provide reasonably timely and customary access to diligence materials reasonably available to the Acquired Companies and properties during normal business hours and on reasonable advance notice to allow Lenders and their representatives to complete all reasonable and customary due diligence, (ix) provide reasonable and customary assistance with respect to attempting to obtain any consents associated therewith (effective no earlier than the Effective Time), (x) to the extent reasonably requested by a Lender, attempt to obtain estoppels and certificates from tenants, lenders, managers, franchisors, ground lessors and counterparties to REAs in form and substance reasonably satisfactory to such Lender, (xi) cooperate in connection with the repayment or defeasance of any existing indebtedness of the Company or any Acquired Companies as of the Effective Time and the release of related Liens following the repayment in full of such indebtedness, including using commercially reasonably efforts to deliver such customary payoff, defeasance or similar notices under any existing loans of the Company or any of Acquired Companies as are reasonably requested by Parent (provided that the Company and the Acquired Companies shall not be required to deliver any notices that are not conditioned on the occurrence of the Effective Time), (xii) to the extent reasonably requested by Parent, obtain customary accountants’ comfort letters and consents to the use of accountants’ audit reports relating to the Company and the Company Subsidiaries, (xiii) cooperate with obtaining title insurance with respect to each Owned Real Property and Ground Leased Real Property and (xiv) to the extent reasonably requested by a Lender, permit Parent and its Representatives to conduct survey, appraisal and environmental and engineering inspections of each real estate property owned and, subject to obtaining required third party consents with respect thereto (which the Company shall use reasonable efforts to obtain), leased by the Company or any of the Company Subsidiaries (provided, however, that (A) neither Parent, any Lender, their respective Representatives, nor any other Person shall have the right to take and analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any such property, (B) Parent shall schedule and coordinate all inspections with the Company in accordance with Section 5.5, and (C) the Company shall be entitled to have representatives present at all times during any such inspection); it being understood that, other than with respect to any obligation to deliver notice to or make a request of any Person, the Company shall have satisfied its obligations set forth in clauses (i)-(xiv) of this sentence if the Company shall have used its commercially reasonable efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided.  Notwithstanding the foregoing, the Company shall not be required to provide, or cause its Subsidiaries to provide, cooperation under this Section 5.12 to the extent that it: (A) unreasonably interferes with the ongoing business of the Acquired Companies; (B) requires the Acquired Companies to incur any Liability (including, without limitation, any commitment fees and expense reimbursement) in connection with the Debt Financing prior to the Closing (except those fees and expenses that are reimbursed promptly or advanced by Parent); (C) except with respect to clauses (v), (vi) and (vii), requires the Acquired Companies or their respective directors, trustees, officers, managers or employees to execute, deliver or enter into, or perform any agreement, document, certificate or instrument with respect to the Debt Financing (other than with respect to customary authorization letters with respect to bank information memoranda) or adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained that is not contingent upon the Closing or that would be effective at or prior to the Company Merger Effective Time; (D) requires the Acquired Companies or their counsel to give any legal opinion; (E) requires the Acquired Companies to provide any information that is prohibited or restricted by applicable Law; (F) provide access to or disclose information that the Company or any of its Subsidiaries determines would result in a loss or waiver of or jeopardize any attorney-client privilege, attorney work product or other legal privilege (provided that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in this clause (F)); (G) requires the Acquired Companies to take any action that is prohibited or restricted by, or will conflict with or violate, its organizational documents, or would result in a violation or breach of, or default under, any Material Contract to which the Acquired Companies is a party; (H) results in any officer, trustee or director of the Acquired Companies incurring personal Liability with respect to any matter relating to the Debt Financing or requires any officer, trustee, director or other Representative of the Company or any of its Subsidiaries to deliver any certificate that such officer, trustee, director or other Representative reasonably believes, in good faith, contains any untrue certifications; or (I) requires the Acquired Companies or their Representatives, as applicable, to waive or amend any terms of this Agreement. In no event shall the Company be in breach of this Agreement because of the failure to deliver any financial or other information that is not currently readily available to the Acquired Companies (other than information which an Acquired Company is entitled to receive and actually receives following request pursuant to Management Agreement Documents or Franchise Agreement Documents) on the date hereof or is not otherwise prepared in the ordinary course of business of Acquired Companies at the time requested by Parent or for the failure to obtain review of any financial or other information by its accountants.  In no event shall the Acquired Companies be required to pay any commitment or other fee or give an indemnity or incur any Liability (including due to any act or omission by the Company, its Subsidiaries or any of their respective Affiliates or Representatives) or expense (including legal and accounting expenses) in connection with assisting Parent and Merger Sub in arranging the Debt Financing or as a result of any information provided by the Company, its Subsidiaries or any of their respective Affiliates or Representatives in connection with the Debt Financing (except those fees and expenses reimbursed promptly by Parent).  None of the representations, warranties or covenants of the Company set forth in this Agreement shall be deemed to apply to, or deemed breached or violated by, any of the actions taken by the Company, any of its Subsidiaries, or any of their respective Representatives at the request of Parent pursuant to this Section 5.12(b).  For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 5.12(b) represent the sole obligation of the Acquired Companies and their respective Affiliates with respect to cooperation in connection with the Debt Financing.  Notwithstanding anything to the contrary, the condition precedent set forth in Section 6.2(b), as it applies to the Company’s obligations under this Section 5.12, shall be deemed satisfied, unless the Company has materially and willfully breached its obligations under this Section 5.12, Parent has provided to the Company written notice of such breach within ten (10) Business Days of first becoming aware of such breach and the Company fails to cure such breach by the earlier of ten (10) Business Days after such notice is provided or five (5) Business Days prior to the End Date.

(c)                                  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Acquired Companies or the reputation or goodwill of the Acquired Companies.

(d)                                 Parent shall reimburse the Acquired Companies promptly upon demand for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ and accountants’ fees) incurred by the Acquired Companies in connection with the cooperation under this Section 5.12, any action taken by them at the request of Parent pursuant to this Section 5.12 (including the dissolution and termination of any subsidiaries formed and documentation entered into pursuant to this Section 5.12) and shall indemnify and hold harmless the Acquired Companies from and against any and all out-of-pocket costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and Liabilities suffered or incurred by any of them in connection with the arrangement and consummation of the Debt Financing and any information used in connection therewith (other than the information provided in writing by the Company or the Acquired Companies to Parent specifically in connection with their obligations pursuant to Section 5.12(b)). This Section 5.12(d) shall survive the termination of this Agreement (and in the event the Mergers and the other Transactions are not consummated, Parent shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with the cooperation under this Section 5.12 and not previously reimbursed).

(e)                                  Notwithstanding anything to the contrary in the Confidentiality Agreement, the Company agrees that Parent and its Representatives may initiate contact with and pursue potential Lenders in connection with the consummation of the transactions contemplated by this Agreement, in each case subject to the confidentiality and use restrictions applicable to “Representatives” (as defined in the Confidentiality Agreement) set forth in the Confidentiality Agreement.  For the avoidance of doubt, without the prior written consent of the Company, in no event will Parent, Merger Sub or any of their respective Affiliates (which for this purpose will be deemed to include each direct investor in Parent or Merger Sub) enter into any agreement, arrangement or any other understanding, whether written or oral, with any potential debt financing source or sources that would reasonably be expected to limit, restrict, restrain, otherwise impair in any manner, directly or indirectly, the ability of such debt financing source or sources (including any Lender)  to provide debt financing or other assistance to any other party in any other transaction involving the Acquired Company

(provided that the foregoing shall not prohibit the establishment of customary “tree” arrangements).

Section 5.13  Confidentiality.  All information provided by or on behalf of the Acquired Companies pursuant to this Agreement (including in connection with the Debt Financing) will be kept confidential in accordance with the Confidentiality Agreement, which shall continue in full force and effect, notwithstanding clause (a) of Section 22 thereof; provided that Parent and its Representatives may disclose Evaluation Material (as defined in the Confidentiality Agreement) subject to the confidentiality restrictions applicable to “Representatives” (as defined in the Confidentiality Agreement) set forth in the Confidentiality Agreement to (i) potential purchasers (and their financing sources) of one or more Company Real Properties or Subsidiaries of the Company that directly or indirectly own Company Real Properties and (ii) Parent’s potential Lenders as permitted by Section 5.12(e); provided, further, that with respect to the preceding clause (i), (A) such potential purchasers (and their financing sources) shall not use any such Evaluation Material (as defined in the Confidentiality Agreement) other than in connection with their consideration, evaluation, negotiation, financing and if applicable, consummation of such a transaction and (B) Parent shall require that any such potential purchasers (and their affiliates) not enter into any agreement, arrangement or any other understanding, whether written or oral, with any potential debt financing source or sources that would reasonably be expected to limit, restrict, restrain, otherwise impair in any manner, directly or indirectly, the ability of such debt financing source or sources to provide debt financing or other assistance to any other party in any other transaction involving the Company (provided that the foregoing shall not prohibit the establishment of customary “tree” arrangements).  Parent shall keep the Company reasonably informed on a reasonably current basis with respect to potential transactions involving Company Real Properties, including the identities of potential purchasers to whom Parent has furnished Evaluation Material.

Section 5.14  Other Transactions; Parent-Approved Transactions.  The Company shall use commercially reasonable efforts to provide such cooperation and assistance as Parent may reasonably request to (a) convert or cause the conversion of one or more wholly-owned Subsidiaries of the Company that are organized as corporations into limited liability companies and one or more of its Subsidiaries that are organized as limited partnerships into limited liability companies, on the basis of organizational documents as reasonably requested by Parent, (b) sell or cause to be sold stock, partnership interests, limited liability company interests or other equity interests owned, directly or indirectly, by the Company in one or more of its wholly-owned Subsidiaries at a price and on such other terms as designated by Parent, (c) exercise any right of the Company or one of its Subsidiaries to terminate or cause to be terminated any Contract to which the Company or one of its wholly-owned Subsidiaries is a party and (d) sell or cause to be sold any of the assets of the Company or one or more of its wholly-owned Subsidiaries at a price and on such other terms as designated by Parent (any action or transaction described in clause (a) through (d), a “Parent-Approved Transaction”); provided, that (i) neither the Company nor any of its Subsidiaries shall be required to take any action in contravention of (A) any organizational document of the Company or any of its Subsidiaries, (B) any Material Contract, or (C) applicable Law, (ii) any such conversions, exercises of any rights of termination or other terminations, sales or transactions, including the consummation of any Parent-Approved Transaction or other obligations of the Company or its Subsidiaries to incur any liabilities with respect thereto, shall be contingent upon all of the conditions set forth in Article 6 having been satisfied (or, with respect to Section 6.2, waived) and receipt by the Company of a written notice from Parent to such effect and that the Parent Parties are prepared to proceed immediately with the Closing and any other evidence reasonably requested by the Company that the Closing will occur (it being understood that in any event the transactions described in clauses (a), (b), (c) and (d) will be deemed to have occurred prior to the Closing), (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement, including the amount of or timing of payment of the Merger Consideration, (iv) neither the Company nor any of its Subsidiaries shall be required to take any such action that could adversely affect the classification of the Company, or any Company Subsidiary that is classified as a REIT, as a REIT or could subject the Company or any such Subsidiary to any “prohibited transactions” Taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981 (or other material entity-level Taxes) and (v) neither the Company nor any of its Subsidiaries shall be required to take any such action that could result in any United States federal, state or local income Tax being imposed on any holder of Partnership Common Units other than the Company or any of its Subsidiaries.  Such actions or transactions shall be undertaken in the manner (including in the order) specified by Parent and, subject to the limits set forth above and except as agreed by Parent and the Company, such actions or transactions shall be implemented immediately prior to or concurrent with the Closing.  Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of its Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 5.14. The Company shall not be deemed to have made an Change in Recommendation or entered into or agreed to enter an Alternative Acquisition Agreement as a result of providing any cooperation or taking any actions to the extent requested by Parent in connection with a Parent-Approved Transaction.  The consummation of any Parent-Approved Transaction shall not constitute consummation of an Acquisition Proposal for purposes of Section 7.3(b)(iii), nor shall any Acquisition Proposal made in respect of a Parent-Approved Transaction constitute an Acquisition Proposal for purposes of Section 7.3(b)(iii).  Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in performing their obligations under this Section 5.14, and Parent shall indemnify the Company and its Subsidiaries for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of its Subsidiaries arising therefrom (and in the event the Mergers and the other Transactions are not consummated, Parent shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by the Company or its Subsidiaries not previously reimbursed).

Section 5.15  Distribution by Company of REIT Taxable Income.  Notwithstanding anything to the contrary in this Agreement, prior to the Closing Date, any of the Company and its Subsidiary REITs may declare and pay a dividend to their shareholders distributing cash in such amounts determined by the Company in its sole discretion exercised in good faith to be required to be distributed in order for the Company or the Subsidiary REIT to qualify as a REIT for such year and to avoid to the extent reasonably possible the incurrence of income or excise Tax by the Company or the Subsidiary REIT. If the Company declares a distribution to its shareholders pursuant to this Section 5.15, the Merger Consideration shall be decreased by an amount equal to such distribution.

Section 5.16  Certain Tax Matters.

(a)                                 The Company shall take such actions as the Company determines are reasonably necessary to ensure that the Company and any Subsidiary REIT (i) will qualify for taxation as a REIT for U.S. federal income tax purposes for its current taxable year and, if the Closing Date occurs in 2019, its 2019 taxable year, and (ii) will not become liable for U.S. federal income Tax under Section 857(b) or 4981 of the Code. Prior to the Closing Date, the Company shall promptly notify Parent if the Company becomes aware of any issue that it believes would adversely impact the maintenance of the REIT status of the Company and its Subsidiary REITs for the Company’s 2018 taxable year and, if the Closing Date occurs in 2019, the Company’s 2019 taxable year, and cooperate and consult in good faith with Parent with respect thereto.

(b)                                 All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the Transactions (“Transfer Taxes”) will be borne by Parent.  Parent and the Company shall cooperate to file or cause to be filed in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to such Transfer Taxes.

(c)                                  On the Closing Date, prior to the Company Merger, the Company shall deliver to Merger Sub a duly executed certificate of non-foreign status, dated as of the Closing Date, substantially in the form of the sample certification set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B).  The Operating Partnership shall use its commercially reasonable efforts to obtain and deliver to Merger Sub at or prior to the Partnership Merger a duly executed certificate of non-foreign status, dated as of the Closing Date, from each holder of Partnership Common Units (other than the Company or any Subsidiary of the Company), substantially in the form of the sample certification set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(A) or (B), as applicable, in compliance with Code Sections 1445 and 1446(f); provided, however, that in the event that any such certificate of non-foreign status is not delivered to Merger Sub at or prior to the Partnership Merger, Parent’s remedy shall be limited to withholding pursuant to this Agreement.

(d)                                 Parent and the Company shall, upon written request, use commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated in this Agreement).

Section 5.17  Stock Exchange Delisting; Deregistration.  Prior to the Effective Time, the Company shall cooperate with Parent and shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to cause the delisting of the Company and of the Company Common Shares and Company Preferred Shares from the NYSE as promptly as practicable after the Effective Time and the deregistration of the Company Common Shares and Company Preferred Shares under the Exchange Act as promptly as practicable after such delisting.

Section 5.18  Takeover Statutes. The Company Parties shall not take any action that would cause the Transactions, including the Mergers, to be subject to requirements imposed by any Takeover Statute. If any Takeover Statute may become, or may purport to be, applicable to this Agreement, the Mergers or any other Transactions, each of the Company and Parent shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Parent Parties and the Transactions.

ARTICLE 6
CONDITIONS TO THE MERGERS

Section 6.1  Conditions to the Obligations of Each Party.  The obligation of each party to consummate the Mergers are subject to the satisfaction or, to the extent permitted by applicable Law, waiver by each of Parent and the Company of, on or prior to the Closing, of the following conditions:

(a)                                 the Company Shareholder Approval shall have been obtained; and

(b)                                 no temporary restraining Order, preliminary or permanent injunction or other Order preventing the consummation of the Mergers shall have been issued by any Governmental Entity of competent jurisdiction and remain in effect, and there shall not be any Law enacted or deemed applicable to the Mergers that makes consummation of the Mergers illegal or otherwise restricts or prohibits consummation of the Mergers.

Section 6.2  Conditions to the Obligations of the Parent Parties.  The obligation of the Parent Parties to consummate the Mergers is subject to the satisfaction, or waiver by Parent, at or prior to Closing, of the following conditions:

(a)                                 (i) other than the representations and warranties set forth in Section 3.1 (Organization and Good Standing; Subsidiaries), Section 3.16 (Authority; Binding Nature of Agreement), Sections 3.3(a), (c), (d), (e), (g), (h) and (i) (Capitalization), Section 3.5 (Absence of Certain Changes), Section 3.20 (Brokers) and Section 3.22 (Takeover Statutes), the representations and warranties of the Company Parties set forth in Article 3 of this Agreement shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties set forth in Section 3.1 (Organization and Good Standing; Subsidiaries), Section 3.3 (Capitalization) (other than Sections 3.3(a), (b) and (f)), Section 3.5(c) (Absence of Certain Changes), Section 3.16 (Authority; Binding Nature of Agreement), Section 3.20 (Brokers) and Section 3.22 (Takeover Statutes) shall be true and correct in all material respects (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); (iii) the representations and warranties set forth in Section 3.3(a) (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except for de minimis inaccuracies, and (iv) the representations and warranties set forth in Sections 3.5(a) and (b) (Absence of Certain Changes) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date);

(b)                                 the Company Parties shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date;

(c)                                  since the date hereof, there shall not have occurred any Company Material Adverse Effect;

(d)                                 Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company certifying that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied; and

(e)                                  Parent shall have received a tax opinion of DLA Piper LLP (US) (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent), substantially in the form of Exhibit A to this Agreement, dated as of the Closing Date (which such opinion shall be subject to customary assumptions, qualifications and representations, including representations made by the Acquired Companies), to the effect that beginning with its taxable year ended December 31, 2002 and until the Closing, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code.

Section 6.3                        Conditions to the Obligations of the Company Parties.  The obligation of the Company Parties to consummate the Mergers is subject to the satisfaction, or waiver by the Company, at or prior to Closing, of the following conditions:

(a)                                 the representations and warranties of the Parent Parties set forth in Article 4 of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects only as of such earlier date);

(b)                                 the Parent Parties shall each have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date; and

(c)                                  the Company shall have received at the Closing a certificate signed on behalf of Parent by an executive officer of Parent certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

Section 6.4  Frustration of Closing Conditions. None of the Parent Parties, on the one hand, nor the Company Parties, on the other hand, may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied (or to be able to be satisfied) to excuse it from its obligation to effect the Mergers if such failure (or inability to be satisfied) was caused by such party’s failure to comply with or perform its obligations under this Agreement.

ARTICLE 7
TERMINATION

Section 7.1  Termination.  This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Closing (notwithstanding any approval of this Agreement by the shareholders of the Company):

(a)                                 by mutual written agreement of the Company and Parent;

(b)                                 by Parent or the Company upon prior written notice to the other party, if the Closing Date has not occurred on or before November 20, 2018 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose material breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Mergers to be consummated by the End Date;

(c)                                  by Parent or the Company upon prior written notice to the other party, if any Governmental Entity of competent jurisdiction shall have issued a final and non-appealable Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Transactions; provided, however, that the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such Order lifted if and to the extent required by Section 5.4;

(d)                                 by Parent or the Company upon written notice to the other party, if the Company Shareholder Approval has not been obtained upon a vote taken at the Shareholders Meeting (or any adjournment or postponement thereof);

(e)                                  by Parent, upon written notice to the Company, in the event of a breach by any Company Party of any representation, warranty, covenant or other agreement contained herein such that a condition set forth in Section 6.2 would be incapable of being satisfied by the End Date; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 7.1(e) if any Parent Party is in breach of its obligations under this Agreement such that the Company would be entitled to terminate this Agreement pursuant to Section 7.1(f);

(f)                                   by the Company, upon written notice to Parent, in the event of a breach by any Parent Party of any representation, warranty, covenant or other agreement contained herein such that a condition set forth in Section 6.3 would be incapable of being satisfied by the End Date; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.1(f) if any Company Party is in breach of its obligations under this Agreement such that Parent would be entitled to terminate this Agreement pursuant to Section 7.1(e);

(g)                                  by Parent, upon written notice to the Company, if the Company Board shall have (i) effected a Change in Recommendation or (ii) any Acquired Company enters into any Alternative Acquisition Agreement;

(h)                                 by the Company, upon written notice to Parent, if prior to the Company Shareholder Approval the Company Board shall have effected a Change in Recommendation in respect of a Superior Proposal in accordance with Section 5.2 and the Company Board has approved, and concurrently with such termination, the Company enters into a definitive agreement providing for the implementation of such Superior Proposal, but only if the Company is not then in breach of Section 5.2; provided that such termination shall not be effective until the Company has paid the Company Termination Fee in accordance with Section 7.3(b); or

(i)                                     by the Company upon written notice to Parent, if (A) the conditions set forth in Section 6.1 and Section 6.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing; provided that each such condition would be satisfied on the date of the notice referenced in clause (B) of this Section 7.1(i) if the Closing were to occur on the date of such notice) have been satisfied or waived by Parent, (B) on or after the date the Closing should have occurred pursuant to Section 2.3(a), the Company has irrevocably notified Parent in writing that (i) the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied by actions taken at the Closing; provided that each such condition would be satisfied on the date of such notice if the Closing were to occur on the date of such notice) and (ii) the Company Parties are ready, willing and able to consummate the Mergers, and (C) the Parent Parties fail to consummate the Mergers within three (3) Business Days after the delivery by the Company to Parent of such notice and the Company Parties stood ready, willing and able to effect the Closing through the end of such three (3) Business Day period.

Section 7.2  Effect of Termination.  If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no further force or effect without Liability of any party (or any Affiliate or Representative of such party) relating to, based on or arising under or out of this Agreement, the Transactions or the subject matter hereof (including the negotiation and performance of this Agreement); provided, however, that the provisions of (i) this Section 7.2, (ii) Section 7.3, (iii) the last sentence of Section 5.5, (iv) the last sentence of Section 5.14, (v) Section 5.12(d), (vi) Section 5.13, and (vii) Article 8 shall survive any termination hereof pursuant to Section 7.1.  Notwithstanding the foregoing or any other provision of this Agreement to the contrary, if this Agreement is terminated pursuant to Section 7.1, none of the Parent Parties or the Company Parties shall be relieved or released from any Liabilities or damages arising out of its knowing or intentional breach of any provision of this Agreement or fraud, subject only, with respect to any such Liabilities or damages of the Company Parties, to Section 7.3(b), and with respect to any such Liabilities or damages of the

Parent Parties, to Section 8.11.  For the avoidance of doubt, (a) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms (notwithstanding clause (a) of Section 22 thereof); provided that the Parent Parties shall each be treated as if they were a party thereto to the same extent as Blackstone Real Estate Advisors L.P., and (c) the Guarantee shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms.

Section 7.3  Expenses; Termination Fees.

(a)                                 Except as otherwise set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such cost or expense, except that Parent shall pay, whether or not the Mergers or any other Transaction is consummated, all costs and expenses incurred in connection with the Exchange Agent.

(b)                                 In the event that:

(i)                                     this Agreement is terminated pursuant to Section 7.1(g);

(ii)                                  this Agreement is terminated pursuant to Section 7.1(h); or

(iii)                               this Agreement is terminated pursuant to Section 7.1(b), Section 7.1(d) or Section 7.1(e) and (A) an Acquisition Proposal shall have been received by the Company or its Representatives or any Person shall have publicly proposed or publicly announced an intention (whether or not conditional) to make an Acquisition Proposal (and, in the case of a termination pursuant to Section 7.1(d), such Acquisition Proposal or publicly proposed or announced intention shall have been made prior to the Shareholders Meeting) and (B) within twelve months after the date of such termination, the Company enters into a definitive agreement in respect of, or consummates, any Acquisition Proposal (provided that for purposes of this subsection (iii), each reference to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”);

then the Company shall pay as directed by Parent the Company Termination Fee by wire transfer of same-day funds to an account designated by Parent (1) in the case of Section 7.3(b)(i), within two Business Days after such termination, (2) in the case of Section 7.3(b)(ii), prior to or concurrently with the termination of this Agreement pursuant to Section 7.1(h), and (3) in the case of Section 7.3(b)(iii), within two Business Days after the earlier of entry into a definitive agreement in respect of the Acquisition Proposal referred to in clause (B) of Section 7.3(b)(iii), or the consummation of, such Acquisition Proposal.  For the avoidance of doubt, any payment made by the Company under this Section 7.3(b) shall be payable only once with respect to Section 7.3(b) and not in duplication, even though such payment may be payable under one or more provisions hereof.  In the event that Parent shall receive full payment of the Company Termination Fee pursuant to this Section 7.3(b) under circumstances where a Company Termination Fee was payable, the receipt of the Company Termination Fee shall be deemed to be liquidated damages (and not a penalty) in a reasonable amount to compensate the Parent Parties for any and all losses or damages suffered or incurred by the Parent Parties, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and except as provided in the last proviso of this Section 7.3(b), the Company Parties shall have no further Liability, whether pursuant to a claim at Law or in equity, to the Parent Parties or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Parent Parties, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any Legal Proceeding against the Acquired Companies or their Affiliates for damages or any equitable relief arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination; provided that if the Company fails to pay the Company Termination Fee and any Parent Party commences a suit against the Company for the Company Termination Fee or any portion thereof and prevails in such suit, then the Company shall pay the Parent Parties their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Company Termination Fee at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

(c)                                              In the event that this Agreement is terminated pursuant to Section 7.1(f) or Section 7.1(i), then Parent shall pay the Company the Parent Termination Fee by wire transfer of same-day funds on the third Business Day following such termination in accordance with Section 7.4.  For the avoidance of doubt, any payment made by Parent under this Section 7.3(c) shall be payable only once and not in duplication, even though such payment may be payable under one or more provisions hereof.  In the event that the Company shall receive full payment of the Parent Termination Fee pursuant to this Section 7.3(c), the receipt of the Parent Termination Fee shall be deemed to be liquidated damages (and not a penalty) in a reasonable amount to compensate the Company Parties for any and all losses or damages suffered or incurred by the Company Parties, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and except for the amounts payable or reimbursable by the Parent Parties pursuant to Section 5.12(d), the last sentence of Section 5.14 (collectively, the “Parent Expenses”) and the last sentence of this Section 7.3(c), none of the Parent Parties shall have any further Liability, whether pursuant to a claim at Law or in equity, to the Company or any of its Affiliates in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company Parties, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any Legal Proceeding against the Parent Parties or their Affiliates for damages or any equitable relief arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination; provided that if Parent fails to pay the Parent Termination Fee and/or any Parent Expenses and the Company commences a suit against Parent for the Parent Termination Fee and/or any Parent Expenses, or any portions thereof and prevails in such suit, then Parent shall pay the Company in accordance with Section 7.4, its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Parent Termination Fee and/or Parent Expenses at the

“prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding) (the “Recovery Costs”).

Section 7.4  Payment of Amount or Expense.

(a)                                             In the event that Parent is obligated to pay the Company the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs set forth in Section 7.3, Parent shall pay to the Company from the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs and (ii) the sum of (1) the maximum amount that can be paid to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (H) or 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), as determined by the Company’s independent certified public accountants, plus (2) in the event the Company receives either (X) a letter from the Company’s counsel indicating that the Company has received a ruling from the IRS described in Section 7.4(b)(ii) or (B) an opinion from the Company’s outside counsel as described in Section 7.4(b)(ii), an amount equal to the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs less the amount payable under clause (1) above.  To secure Parent’s obligation to pay these amounts, Parent shall deposit into escrow an amount in cash equal to the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs with an escrow agent selected by Parent and on such terms (subject to Section 7.4(b)) as shall be mutually agreed upon by the Company, Parent and the escrow agent.  The payment or deposit into escrow of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs pursuant to this Section 7.4(a) shall be made at the time Parent is obligated to pay the Company such amount pursuant to Section 7.3 by wire transfer.

(b)                                             The escrow agreement shall provide that the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs in escrow or any portion thereof shall not be released to the Company unless the escrow agent receives any one or combination of the following: (i) a letter from the Company’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from the Company’s accountants revising that amount, in which case the escrow agent shall release such amount to the Company, (ii) a letter from the Company’s counsel indicating that the Company’s outside counsel has rendered a legal opinion to the effect that the release of the remainder of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs (or portion thereof) from the escrow should not cause the Company to fail to qualify as a REIT, in which case the escrow agent shall release the remainder of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs (or portion thereof) to the Company, or (iii) a letter from the Company’s counsel indicating that the Company received a ruling from the IRS holding that the receipt by the Company of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, indicating that the Company’s outside counsel has rendered a legal opinion to the effect that the receipt by the Company of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs to the Company.  Parent agrees to amend this Section 7.4 at the request of the Company in order to (x) maximize the portion of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs that may be distributed to the Company hereunder without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve the Company’s chances of securing a favorable ruling described in this Section 7.4(b) or (z) assist the Company in obtaining a favorable legal opinion from its outside counsel as described in this Section 7.4(b).  The escrow agreement shall also provide that any portion of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs that remains unpaid as of the end of a tax year shall be paid as soon as possible during the following tax year, subject to the foregoing limitations of this Section 7.4; provided, any portion of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs that remains unpaid as of December 31 following the date which is five years from the date of this Agreement shall be released by the escrow agent to Parent. Parent shall not be a party to such escrow agreement and shall not bear any cost of or have Liability resulting from the escrow agreement.  The Company shall fully indemnify Parent and hold Parent harmless from and against any such cost or Liability.

ARTICLE 8
MISCELLANEOUS PROVISIONS

Section 8.1  Amendment.  Prior to the Effective Time, this Agreement may be amended with the mutual agreement of the Company Parties and the Parent Parties at any time, whether before or after the Company Shareholder Approval has been obtained; provided, however, that after the Company Shareholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.2  Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given; provided, however, that after the Company Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption.

Section 8.3  No Survival of Representations and Warranties.  None of the representations and warranties of the Company Parties or the Parent Parties contained in this Agreement, or contained in any certificate, schedule or document delivered pursuant to this Agreement or in connection with any of the Transactions, shall survive the Effective Time.

Section 8.4  Entire Agreement.  This Agreement, the Confidentiality Agreement, the exhibits and schedules to this Agreement, the Company Disclosure Schedule and the Guarantee constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.  Without limiting the generality of the foregoing: (a) the Parent Parties acknowledge and agree that the Company Parties have not made and are not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 3 (including the Company Disclosure Schedule), that they are not relying and have not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 3 (including the Company Disclosure Schedule), and that no employee, agent, advisor or other Representative of the Company Parties has made or is making any representations or warranties whatsoever regarding the subject matter of this Agreement; (b) without limiting the foregoing, the Parent Parties acknowledge and agree that, except as expressly set forth in this Agreement (i) neither the Company Parties nor any of their Representatives has made any representation or warranty, whether express or implied, as to the accuracy or completeness of any information regarding the Company Parties or their Affiliates furnished or made available to the Parent Parties and their Representatives, and (ii) neither the Company nor any other Person shall be subject to any Liability to the Parent Parties or any other Person resulting from the Company’s making available to the Parent Parties or Parent Parties’ use of such information, or any information, documents or material made available to the Parent Parties in any due diligence materials provided to the Parent Parties, including in the “data room,” management presentations (formal or informal) or in any other form in connection with the Transactions; (c) without limiting the foregoing, except as expressly set forth in this Agreement, the Parent Parties acknowledge and agree that the Company Parties have not made and are not making any representations or warranties whatsoever regarding any forecasts, projections, estimates or budgets discussed with, delivered to or made available to the Parent Parties, or otherwise regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company Parties or the future business and operations of the Company Parties; (d) the Company Parties acknowledge and agree that the Parent Parties have not made and are not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 4, that they are not relying and have not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 4, and that no Affiliate or Representative of the Parent Parties has made or is making any representations or warranties whatsoever regarding the subject matter of this Agreement; and (e) without limiting the foregoing, the Company Parties acknowledge and agree that neither the Parent Parties nor any of their Representatives has made any representation or warranty, whether express or implied, as to the accuracy or completeness of any information regarding the Parent

Parties or their Affiliates furnished or made available to the Company Parties and their Representatives except as expressly set forth in this Agreement, and neither the Parent nor any other Person shall be subject to any Liability to the Company Parties or any other Person resulting from Parent making available to the Company Parties or Company Parties’ use of such information, except as expressly set forth in this Agreement.

Section 8.5  Applicable Law; Jurisdiction; Wavier of Jury Trial.  This Agreement is made under, and shall be construed and enforced in accordance with, the Laws of the State of Maryland applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of Law, except with respect to matters under the DRULPA relating to the Company Merger and the Partnership Merger, which shall be governed by the Laws of the State of Delaware. Each of the parties hereby irrevocably and unconditionally consents to and submits to the exclusive jurisdiction of the Circuit Court for Baltimore City (Maryland), Business and Technology Case Management Program and/or the U.S. District Court for the District of Maryland (the “Chosen Courts”) for any litigation arising out of this Agreement and the Transactions (and agrees not to commence any litigation relating thereto except in such court), waives any objection to the laying of venue of any such litigation in a Chosen Court and agree not to plead or claim in a Chosen Court that such litigation brought therein has been brought in any inconvenient forum.  Each of the parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding in the courts of the State of Maryland to the Maryland Court’s Business and Technology Case Management Program pursuant to Maryland Rule 16-205 (or any successor thereof).  Nothing in this Agreement shall limit or affect the rights of any party to pursue appeals from any judgments or Order of a Chosen Court as provided by Law.  Each of the parties agrees, that service of process may be made on such party by prepaid certified mail in the manner provided in Section 8.7 with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service.  Service made pursuant to the foregoing shall have the same legal force and effect as if served upon such party personally within the State of Maryland. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

Section 8.6  Assignability; Parties in Interest.  This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and permitted assigns.  This Agreement shall not be assignable by any party without the express written consent of the other parties hereto, and any attempt to make any such assignment without such consent shall be null and void; provided, however, that, prior to the mailing of the Proxy Statement to the Company’s shareholders, Parent may designate, by written notice to the Company, one or more wholly owned direct or indirect Subsidiaries to be a party to the Mergers in lieu of Merger Sub and/or Merger OP, in which event all references herein to Merger Sub and/or Merger OP shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub and/or Merger OP as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided, further, that any such designation shall not impede or delay the consummation of the Transactions. After the Effective Time, the Parent Parties may assign their rights under this Agreement to any parties providing secured debt financing for purposes of creating a security interest herein. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to or shall confer on any Person other than the parties hereto or their respective permitted assigns any rights, remedies, obligations or Liabilities under or by reason of this Agreement, except as provided in Section 5.9, which provision shall inure to the benefit of the Indemnified Parties who shall be third-party beneficiaries thereof and who may enforce the covenants contained therein.  The parties hereto further agree that the rights of third party beneficiaries under Section 5.9 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 8.2 without notice or liability to any other Person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7  Notices.  Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date delivered or sent if delivered in Person or sent by email, (b) on the fifth (5th) Business Day after dispatch by registered or certified mail, or (c) on the next Business Day if transmitted by nationally recognized overnight courier, in each case as follows:

if to the Parent Parties or the Surviving Entity, to:

BRE Landmark Parent L.P.
c/o The Blackstone Group

345 Park Avenue

New York, NY 10154
Attention:                                         Tyler Henritze

E-mail:                                                        henritze@blackstone.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Ave.

New York, NY 10017

Attention:                                         Brian M. Stadler

Benjamin P. Schaye

E-mail:                                                        bstadler@stblaw.com

ben.schaye@stblaw.com

if to the Company Parties (prior to the Company Merger) to:

LaSalle Hotel Properties
7550 Wisconsin Avenue, 10th Floor

Bethesda, Maryland 20814
Attention:                                         Michael D. Barnello

President and Chief Executive Officer
E-mail:                                                        mbarnello@lasallehotels.com

with copies (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210

Attention:  Joseph L. Johnson III

Andrew H. Goodman

E-mail: jjohnson@goodwinlaw.com

agoodman@goodwinlaw.com

and

DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020

Attention:  Kerry E. Johnson
E-mail: kerry.johnson@dlapiper.com

Section 8.8  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Section 8.9  Counterparts.  This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.10  Obligation of Parent.  Parent shall cause Merger Sub and Merger OP to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub and Merger OP in accordance with the terms of this Agreement, the Mergers, and the other Transactions.  As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Merger Sub and Merger OP of each of their respective covenants, obligations and undertakings required to be performed by Merger Sub and Merger OP under this Agreement and the Transactions, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Merger Sub and Merger OP shall also be deemed to be a breach or default of Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Merger Sub in the first instance.  As applicable, references in this Section 8.10 to “Merger Sub” shall also include the Surviving Entity following the Effective Time and references in this Section 8.10 to “Merger OP” shall also include the Surviving Partnership following the Effective Time.

Section 8.11  Specific Performance; Parent Liability Cap.

(a)                                 The parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed by the Company Parties in accordance with their specific terms or were otherwise breached, and that money damages (even if available) or other legal remedies would not be an adequate remedy for any such harm. The parties hereto agree that unless and until this Agreement is terminated in accordance with Section 7.1 and any dispute over the right to termination has been finally resolved, (i) the Parent Parties shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 8.5 to prevent breaches of this Agreement by the Company Parties, to enforce specifically the terms and provisions of this Agreement or provide other equitable relief, without bond or other security being required, this being in addition to any remedy to which they are entitled pursuant to Section 7.2 or Section 7.3 or otherwise, and (ii) the right of specific enforcement is an integral part of the Transactions, including the Mergers, and without that right, none of the Parent Parties would have entered into this Agreement.  Each of the Company Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any of the Parent Parties has an adequate remedy at Law or that any such injunction or award of specific performance or other equitable relief is not an appropriate remedy for any reason. The parties hereto agree that no Company Party shall be entitled to an injunction, specific performance or other equitable relief to prevent and/or remedy a breach of this Agreement by any of the Parent Parties or to enforce specifically the terms and provisions hereof and that each Company Party’s sole and exclusive remedy relating to a breach of this Agreement by any Parent Party or otherwise shall be the remedy set forth in Section 7.3(c); provided, however, that the Company shall be entitled to seek specific performance to prevent any breach by Parent of Section 5.13 or the second sentence of Section 7.4(b).

(b)                                 The parties hereto further agree that (i) by seeking the remedies provided for in this Section 8.11, a Parent Party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.11 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 8.11 shall require any Parent Party to institute any Legal Proceeding for (or limit any Parent Party’s right to institute any Legal Proceeding for) specific performance under this Section 8.11 prior or as a condition to exercising any termination right under Article 7 (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 8.11 or anything set forth in this Section 8.11 restrict or limit any Parent Party’s right to terminate this Agreement in accordance with the terms of Article 7 or pursue any other remedies under this Agreement that may be available at any time.

(c)                                  Notwithstanding anything to the contrary in this Agreement, the maximum aggregate Liability of the Parent Parties for losses, damages, costs or expenses relating to the failure of the Transactions to be consummated, breach of this Agreement by any Parent Party or otherwise in connection with this Agreement, the Equity Commitment Letter, the Guarantee and the Transactions shall be limited to an amount equal to the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs (collectively, the “Parent Liability Cap”), and in no event shall the Company Parties or any of their Affiliates seek any amount in excess of the Parent Liability Cap in connection with this Agreement, the Equity Commitment Letter, the Guarantee or the Transactions or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise.  Each of the Company Parties agrees that it has no right of recovery against, and no personal liability shall attach to, any of the Parent-Related Parties (other than Parent, Merger Sub or Merger OP to the extent provided in this Agreement and Blackstone Real Estate Advisors L.P. to the extent provided in the Confidentiality Agreement), through Parent, Merger Sub or Merger OP or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent, Merger Sub or Merger OP against any Parent-Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise, except for its rights to recover from the Sponsor (but not any other Parent-Related Party) under and to the extent provided in the Guarantee and subject to the Parent Liability Cap and the other limitations described therein.  Recourse against the Sponsor under the Guarantee shall be the sole and exclusive remedy of the Company, the Operating Partnership and their respective Affiliates against the Sponsor and any other Parent-Related Party (other than Parent, Merger Sub or Merger OP to the extent provided in this Agreement and Blackstone Real Estate Advisors L.P. to the extent provided in the Confidentiality Agreement) in connection with this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, in tort or otherwise.  Without limiting the rights of the Company against Parent, Merger Sub or Merger OP hereunder and Blackstone Real Estate Advisors L.P. under the Confidentiality Agreement, in no event shall the Company or its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover damages from, any Parent-Related Party (other than the Sponsor to the extent provided in the Guarantee and subject to the Parent Liability Cap and the other limitations described therein).

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

LASALLE HOTEL PROPERTIES

By:	/s/ Michael D. Barnello
Name: Michael D. Barnello
Title: President and Chief Executive Officer

LASALLE HOTEL OPERATING PARTNERSHIP, L.P.

By: LaSalle Hotel Properties, its general partner

By:	/s/ Michael D. Barnello
Name: Michael D. Barnello
Title: President and Chief Executive Officer

BRE LANDMARK PARENT L.P.

By:	/s/ Tyler Henritze
Name: Tyler Henritze
Title: Senior Managing Director and Vice President

BRE LANDMARK L.P.

By:	/s/ Tyler Henritze
Name: Tyler Henritze
Title: Senior Managing Director and Vice President

BRE LANDMARK ACQUISITION L.P.

By:	/s/ Tyler Henritze
Name: Tyler Henritze
Title: Senior Managing Director and Vice President

[Signature Page to Merger Agreement]